Exhibit 99.1

HELIX BIOPHARMA CORP.

NOTICE AND MANAGEMENT PROXY CIRCULAR
FOR THE
JANUARY 2012 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

TO BE HELD AT

Sheraton Parkway Toronto North
600 Highway 7 East
Richmond Hill, ON
Canada

Monday, January 30, 2012
10:00 a.m. (Toronto time)

THIS MANAGEMENT PROXY CIRCULAR SOLICITS BLUE PROXIES

There are a number of important matters that each shareholder should carefully consider in connection with the Meeting.

The Board of Directors of Helix BioPharma Corp. UNANIMOUSLY RECOMMENDS
that shareholders
VOTE FOR all matters set out in the BLUE proxy

If you have any questions, or require any assistance in voting your shares, please call:

KINGSDALE SHAREHOLDER SERVICES INC.

130 King Street West
Suite 2950, PO Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number: 1-866-879-7649
Collect Call Line (outside Canada and US) - 1-416-867-2272
Email:contactus@kingsdaleshareholder.com

December 27, 2011

Dear Fellow Shareholders:

I am pleased to report that 2011 saw Helix BioPharma Corp. (“Helix” or the “Company”) progress to its most advanced stage to date with respect to its emerging product development programs. Unfortunately, however, Helix is now at a crossroads. As you are likely aware, your Company may be facing a potentially contested election for its board of directors (the “Board” or the “Board of Directors”). Should this occur, your vote will directly have an impact on the Company’s future direction and the value your investment in Helix ultimately generates.

Helix’s management (“Management”) and the Board believes that the best way to increase value for all shareholders in both North America and Europe is to maintain the strategies and direction carefully developed by your current Board of Directors. If the dissidents gain control of the Board, Management and your current Board firmly believe that the Company will not maintain these strategies and direction and its shareholders will suffer the consequences.

The current Board and Management have a strategic vision to establish Helix as a leading developer of clinically proven, innovative cancer therapies. We believe that we have developed technologies that are unique in the fields of drug delivery and targeted tumor therapy, which we believe have the potential to transform the future of cancer prevention and treatment. We believe that our strategies will put the Company in the best position to maximize shareholder value, in both the short- and long-term. To this end, we are aggressively pursuing a fiscally responsible strategic plan, which is focused on advancing and expanding upon our product development portfolio, financed with non-dilutive funding wherever possible, generating support by recognized institutional and pharmaceutical organizations, expanding upon our corporate profile and improving share liquidity.

Over the last year, your current Management and Board have made great strides in laying the foundation for the creation of sustained long-term shareholder value. We have done this on a number of levels with critical accomplishments including:

  Obtaining regulatory authority approvals in both the United States (“U.S.”) and Poland, as planned, to commence human clinical testing with Helix’s L-DOS47 new drug candidate; and

  Obtaining approval by the U.S. Food and Drug Administration (“FDA”) to commence our planned pivotal efficacy trial of Topical Interferon Alpha-2b in the U.S., with a view to building upon the positive Phase II clinical data we have gathered to date.

Having achieved these important milestones, we are well positioned to advance our two drug candidates, each of which address significant and underserved market opportunities. Furthermore, having obtained regulatory approvals for clinical testing with our first DOS47-based therapeutic, L-DOS47, we believe that the stage is now set to allow us to build upon our DOS47 platform technology in particular with additional cancer-targeted DOS47 therapies, and we are actively pursuing avenues to do so. Any radical changes to the Board will have an adverse impact on the Company’s direction at this very critical point in time when the Company is about to commence its first human trial of L-DOS47.

In addition to pursuing the clinical advancement of our two drug candidates and to build upon our DOS47 platform technology, the current Board is focused on the following:

  Pursuing appropriate strategic relationships through mergers and acquisitions, joint ventures, licensings and similar transactions for purposes of (i) increasing resources and expertise available to Helix, (ii) expanding product offerings and/or (iii) increasing liquidity for Helix shareholders.

  Otherwise increasing liquidity for Helix shareholders.

Supporting the dissidents will cause Helix to lose the momentum it has worked so hard to develop and suffer costly program delays in the transition as well as slow efforts to increase liquidity and pursue valuable strategic relationships. If the dissidents gain control of the Board, the Company would become guided by individuals who are not sufficiently familiar or experienced with the Company’s programs and, therefore, ill-equipped to lead the Company through the critical next stage of its development. This could have a negative impact on your investment in Helix.

The vote will take place on January 30, 2012 at the Annual Meeting of Shareholders (the “Meeting”). The voting deadline is 10:00 am EST on Thursday, January 26, 2012, but you should vote well in advance to be sure your proxy is counted.

I urge you to vote the BLUE proxy FOR the Board of Directors proposed herein.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR BLUE PROXY TODAY.

The Helix Slate of Nominees

Your current Board, in accordance with good corporate governance practices, regularly reviews and assesses the skill sets and talents on the Board. As part of this process each director must assess whether they wish to continue to make the commitment to serve on the Board. In addition, your current Board wishes to expand the European representation on the Board. As a result of this process a modification of the Board is proposed by your current Board.

Helix's proposed slate of directors includes three Canadian incumbents: Jack M. Kay, W. Thomas Hodgson, and Dr. Donald Segal. Each of these three incumbents has extensive experience with the Company and considerable knowledge and experience in corporate and financial management. This core group of directors will provide the necessary continuity and industry knowledge to ensure the Company is able to capitalize on its recent achievements. Mr. Kay and Dr. Segal also have a wealth of experience in the biopharmaceutical sector in particular.

The Company and the Board will also be able to draw upon the experience and expertise of John Docherty and Kenneth Cawkell, who, while stepping down from the Board, will continue in their roles as President and Chief Operating Officer and Corporate Secretary, respectively. In addition, the independence of the Board will be enhanced by their replacements. Dr. Lickrish and Professor Roszkowski-Sliz have indicated their desire to step down from the Board at the Meeting. The Company wishes to express its deep gratitude and appreciation to each of Messrs. Cawkell, Docherty, Lickrish and Roszkowski-Sliz for their tremendous contributions as directors to the Company’s progress.

With these changes Helix’s proposed slate also includes three new independent members: Ewa Don-Siemion, Professor Wojciech M. Kwiatek and Dr. Wayne Schnarr. Ms. Don-Siemion is an international lawyer practicing in Poland, with extensive private sector experience. Professor Kwiatek is a department head at the Polish Academy of Sciences who is currently involved in cancer research. Dr. Schnarr is a resident of Canada with extensive experience in the capital markets, in the biopharmaceutical sector in particular. It is proposed that Mr. Kay be appointed the Chairman of the Board by the new Board. Mr. Kay is the President of a multinational pharmaceutical company.

The Dissident Group

On October 17, 2011 the Board received a shareholder requisition (the “Requisition”) from Andreas Kandziora (“Mr. Kandziora”) representing ACM Alpha Consulting Management Est. (“ACM Est.”), Veronika Kandziora (“Ms. Kandziora”) representing ACM Alpha Consulting Management AG (“ACM AG”), Mr. Kandziora personally and Zbigniew Lobacz (“Mr. Lobacz” and together with ACM AG, ACM Est. and Mr. Kandziora, the “Dissident Group”) to call a meeting of shareholders to elect directors and to set the number of directors to be elected at the meeting at seven (7).

In order to ensure an appropriate response by the Company to the issues raised by the Dissident Group, on November 16, 2011 the Board established a special committee of independent directors (the “Special Committee”) to provide the Board with advice and recommendations. The members of the Special Committee are Mr. Kay and Mr. Hodgson. The Special Committee engaged Norton Rose OR LLP as its counsel to assist it in carrying out its mandate.

Certain members of the Dissident Group have pre-existing relationships with Helix and have contractual and other duties to Helix. The Special Committee reviewed, among other things, the relationships and contractual commitments of Mr. Kandziora, ACM Est. and their agents as well as various securities filings filed by the Dissident Group; news releases from the Dissident Group; other documentation that the Company has received from the Dissident Group’s legal counsel; and documents provided by Helix shareholders.

On November 17, 2011 the Special Committee’s legal counsel wrote a letter to legal counsel for the Dissident Group and its supporters wherein a number of questions were asked and additional information requested with respect to issues arising from the review conducted by the Special Committee and its counsel up to that date. Unfortunately and disappointingly, meaningful responses to the Special Committee’s questions have not to date been provided.

On December 6, 2011 the Special Committee issued a news release that stated that “In the course of the Special Committee’s preliminary investigation, the Special Committee has discovered that certain third parties may have made representations and assurances that were not authorized by the Company with respect to the return on investment of the Company's shares to certain European shareholders who bought shares under private placements undertaken in Europe.” The news release also announced that the Special Committee had engaged Ernst & Young LLP (“Ernst & Young”) to investigate these matters and that Ernst & Young had been asked to provide a report to the Special Committee with respect to its investigation as soon as possible.

On December 7, 2011 the Special Committee commenced an Application in the Ontario Superior Court (Toronto Commercial List) naming ACM AG, ACM Est., Mr. Kandziora, Ms. Kandziora, Mr. Lobacz and Slawomir Majewski as respondents (the “Respondents”), seeking directions with respect to the Annual General Meeting, a declaration that the Respondents have

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR BLUE PROXY TODAY.

solicited proxies in contravention of the Canada Business Corporations Act, and other relief. The Notice of Application pleads that, “In its preliminary review of the available documentation, the Special Committee uncovered several matters of concern, including: (i) apparent breaches of contractual prohibitions on trading by ACM Est. and Mr. Kandziora; (ii) apparent trading of Helix shares by one or more of the Respondents while in possession of Helix confidential information; (iii) apparent contractually prohibited contacts or communications by ACM Est. and Mr. Kandziora with shareholders; (iv) apparent non-compliance with securities laws including the failure to comply with the take-over bid requirements under Part XX of the [Ontario Securities] Act …; and (v) apparent unlawful proxy solicitation”.

The Dissident Slate of Directors

In the Requisition, the Dissident Group proposed a slate that it is believed was intended to give them effective control of the Board. This slate included Professor Slawomir Majewski, Dr. Marek Orlowski and Veronika Kandziora (the “Dissident Nominees”). The dissident slate also included Dr. Segal, Mr. Kay, Mr. Hodgson and Professor Kazimierz Roszkowski-Sliz (the “Incumbent Nominees”, and together with the Dissident Nominees, the “Dissident Slate”). The Company has confirmed with each of the Incumbent Nominees that they are not willing to act as directors of the Company as part of this Dissident Slate.

At this time, it remains unclear whether the Dissident Group will in fact name the Dissident Slate in its proxy circular which has not yet been released, or whether they will propose an entirely new slate of directors or accept the changes proposed to the Board herein as addressing their concerns.

The nominees for the Board of Directors outlined in the accompanying Management Information Circular have the skills, experience, relationships and industry knowledge to continue to provide strong leadership for the Company. The Company has not accepted the Dissident Nominees because of concerns and unanswered questions concerning certain of its members and the perceived underlying motivation and intentions of the Dissident Group. The Helix Nominees are well-qualified to guide Helix in the right direction and ensure the Company’s strategic vision is realized, with a view to maximizing shareholder value.

We believe that it is in the best interests of the Company and its Shareholders that you support your Management and Board who are working hard to act in the best interests of all shareholders by voting for the Helix Nominees. Regardless of how many shares you hold, your support is very important and we urge you to vote the BLUE proxy for the Helix Nominees.

Sincerely,

Donald H. Segal
Chairman of the Board and Chief Executive Officer

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR BLUE PROXY TODAY.

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:	(905) 841-2300
Fax:	(905) 841-2244
Web: www.helixbiopharma.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, JANUARY 30, 2012.

To the Shareholders:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Helix BioPharma Corp. (hereinafter called the “Company”) will be held on Monday, January 30, 2012 at Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, Ontario (the “Meeting”), for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company together with the auditor’s report thereon for the financial year ended July 31, 2011.

2.	To set the number of directors for election at the Meeting at six (6).

3.	To elect directors to hold office for the ensuing year.

4.	To appoint Auditors for the ensuing year at a remuneration to be fixed by the directors.

5.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

If you are a registered shareholder and are unable to attend the Meeting in person, please exercise your right to vote by signing, dating and returning the BLUE form of proxy provided within the time limit for deposit of proxies.

If you are a non-registered shareholder please refer to the voting instructions set out in the accompanying Information Circular under “Non-Registered Holders”.

To be effective, all proxies to be used at the Meeting must be received no later than 10:00 am (Toronto time) on Thursday, January 26, 2012 or, in the case of any adjournment or postponement of the meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting, by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice.

DATED at Aurora, Ontario, Canada this 27th day of December, 2011.

HELIX BIOPHARMA CORP.

/s/ Donald H. Segal	/s/ Kenneth A. Cawkell
DONALD H. SEGAL	KENNETH A. CAWKELL
Chairman	Corporate Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR BLUE PROXY TODAY.

INFORMATION CIRCULAR FOR THE ANNUAL GENERAL MEETING OF HELIX
BIOPHARMA CORP. TO BE HELD ON
MONDAY, JANUARY 30, 2012

THIS MANAGEMENT PROXY CIRCULAR SOLICITS PROXIES

SOLICITATION OF PROXIES

This management information circular (this “Management Information Circular” or this “Circular”) accompanies the Notice of Annual General Meeting (the ‘‘Meeting’’) of the holders (‘‘Shareholders’’) of common shares (‘‘Common Shares’’) of Helix BioPharma Corp., (‘‘Helix’’ or the ‘‘Company’’) to be held on Monday, January 30, 2012 at Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, Ontario, Canada and is furnished in connection with the solicitation by the management of the Company of BLUE proxies for use at the Meeting. The solicitation will be primarily by mail, telephone, email and facsimile. BLUE proxies may also be solicited personally, by telephone, email or facsimile by regular employees or agents of the Company, or by agents of the Company hired for that purpose. The Corporation has also retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advice with respect to meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies, and the solicitation of Shareholder proxies including contacting Shareholders by telephone. The cost of these services is approximately $275,000. The costs of this solicitation will be borne by the Company. This Management Information Circular is dated December 27, 2011 and the information contained herein is given as of December 20, 2011 except where otherwise noted.

Registered Shareholders
There are two methods by which a registered holder of shares can vote their shares at the meeting: in person at the meeting; or by proxy. Should the registered holder not wish to attend the meeting or not wish to vote in person, his or her vote should be submitted by proxy. Should the registered holder wish to vote in person at the meeting, he or she is nonetheless urged to vote by submitting a BLUE proxy – voting by proxy will not prevent a registered holder from voting in person if they attend the meeting and duly revoke their previously granted proxy, but will ensure that their vote is counted if they are unable to attend.

Appointment of Proxyholders
The persons named in the enclosed form of BLUE proxy are officers and/or directors of the Company. A Shareholder has the right to appoint a person, who need not be a Shareholder, other than the persons designated in the enclosed form of BLUE proxy, to attend and act on behalf of the Shareholder at the Meeting. To exercise this right, a Shareholder may either insert such other person’s name in the blank space provided on the enclosed form of BLUE proxy or complete another appropriate form of proxy. A proxy, to be valid, must be dated and signed by the Shareholder or his attorney authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If the proxy is executed by an attorney, officer, agent or other representative of a Shareholder, then in order for the proxy to be valid, the Chairman may require such evidence of such representative's authority to execute the proxy, as the Chairman may in his discretion require. The proxy, to be acted upon, must be deposited with the Company, c/o its agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, by 10:00 am (Toronto time) on Thursday January 26, 2012 or, in the case of any adjournment or postponement of the meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived at the discretion of the Chairman of the Meeting without notice.

Voting by Proxy
Common Shares represented by properly executed BLUE proxies in the enclosed form will be voted for or against or withheld from voting in accordance with the instructions of the Shareholder on the BLUE proxy on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be voted upon, the shares will be voted accordingly. In the absence of any instructions on the BLUE proxy, such Common Shares will be voted in favour of all matters identified on the BLUE form of proxy.

The enclosed BLUE form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matter which may properly come before the Meeting.

Revocation of Proxy
A registered Shareholder who has given a proxy may revoke it by an instrument in writing, executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited at the head office of the Company, 3 – 305 Industrial Parkway South, Aurora, ON, Canada, L4G 6X7, prior to the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting at any time before the proxy being revoked is exercised in respect of any particular matter, or in any other manner permitted by law, including attending the Meeting in person.

A non-registered Shareholder may revoke a voting instruction or a waiver of the right to receive the meeting materials or a waiver of the right to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on any such revocation that is not received by the intermediary well in advance of the Meeting.

Non-Registered Holders
In many cases, Common Shares of the Company are held by an intermediary on behalf of a beneficial holder (a ‘‘Non-Registered Holder’’).

Typically, such shares are held:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)	in the name of a depository (such as The Cana dian Depository for Securities Limited or ‘‘CDS’’).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners (“OBOs”)

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send copies of the Notice, this Circular and the form of proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through clearing agencies and Intermediaries to the OBOs.

Canadian Non-Objecting Beneficial Shareholders (NOBO)
These Meeting Materials are being sent to both registered and non-registered Shareholders of the securities. If you are a Canadian non-objecting beneficial Shareholder, and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions in the proxy form enclosed with the Meeting Materials sent to Canadian Non-Objecting Beneficial Shareholders (NOBOs).

Canadian Objecting Beneficial Shareholders and U.S. Beneficial Shareholders
In accordance with Canadian securities law, the Company has distributed copies of the Meeting Materials to CDS and intermediaries for onward distribution to Canadian Objecting Beneficial Shareholders and U.S. Beneficial Shareholders. Intermediaries are required to forward the Meeting Materials to Canadian Objecting Beneficial Shareholders and U.S. Beneficial Shareholders unless a Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder has declined to receive them. The Company may, however, require Intermediaries to forward Meeting Materials to all Canadian Objecting Beneficial Shareholders and U.S. Beneficial Shareholders, including those who have declined to receive them, at the cost of the Company. Typically, intermediaries will use a service company to forward the meeting materials to Canadian Objecting Beneficial Shareholders and U.S. Beneficial Shareholders. Canadian Objecting Beneficial Shareholders and U.S. Beneficial Shareholders will receive either a voting instruction form or, less frequently, a BLUE form of proxy. The purpose of these forms is to permit Canadian Objecting Beneficial Shareholders and U.S. Beneficial Shareholders to direct the voting of the shares they beneficially own. Canadian Objecting Beneficial Shareholders and U.S. Beneficial Shareholders should follow the procedures set out below, depending on which type of form they receive.

1. Voting Instruction Form. In most cases, a Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Shareholder’s behalf), the voting instruction form should be completed, signed and returned in accordance with the directions on the form. If a Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Shareholder’s behalf), the Canadian Objecting Beneficial Shareholder or

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR BLUE PROXY TODAY.

U.S. Beneficial Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

or

2. Form of Proxy. Less frequently, a Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder will receive, as part of the Meeting Materials, a BLUE form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder but which is otherwise uncompleted. If the Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Canadian Objecting Beneficial Shareholder and U.S. Beneficial Shareholder’s behalf), the Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder should complete the BLUE form of proxy and deposit it with the Company, c/o its agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, as described above. If a Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Shareholder’s behalf), the Canadian Objecting Beneficial Shareholder or U.S. Beneficial Shareholder must strike out the names of the persons named in the BLUE proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered International Shareholders
If you are a Non-Registered International Shareholder, the Company, its agent or intermediaries have sent these Meeting Materials directly to you. Non-Registered International Shareholders will receive either a voting instruction form or, less frequently, a BLUE form of proxy. The purpose of these forms is to permit Non-Registered International Shareholders to direct the voting of the shares they beneficially own. Non-Registered International Shareholders should follow the procedures set out below, depending on which type of form they receive.

1. Voting Instruction Form. In most cases, a Non-Registered International Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If a Non-Registered International Shareholder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Shareholder’s behalf), the voting instruction form should be completed, signed and returned in accordance with the directions on the form. If a Non-Registered International Shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Shareholder’s behalf), the Non-Registered International Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

or

2. Form of Proxy. Less frequently, a Non-Registered International Shareholder will receive, as part of the Meeting Materials, a BLUE form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered International Shareholder but which is otherwise uncompleted. If a Non-Registered International Shareholder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered International Shareholder’s behalf), the Non-Registered International Shareholder should complete the BLUE form of proxy and deposit it with the Company, c/o its agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, as described above. If a Non-Registered International Shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Shareholder’s behalf), the Non-Registered International Shareholder must strike out the names of the persons named in the BLUE proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

The Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Canadian Objecting Beneficial Shareholders, U.S. Beneficial Shareholders and Non-Registered International Shareholders should follow the instructions on the forms they receive and contact their broker or intermediaries promptly if they need assistance.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR BLUE PROXY TODAY.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value, of which the Company has outstanding 67,216,942 Common Shares as at December 20, 2011, with each Common Share carrying the right to one vote. The Company is also authorized to issue 10,000,000 preferred shares, issuable in series, of which none are currently outstanding.

According to certain information contained in public documents filed on SEDAR and EDGAR, insider reports filed at www.sedi.ca, and the Company’s records, as at December 20, 2011, the following shareholders of the Company beneficially own, or control or direct, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.

On November 9, 2011, Mr. Zbigniew Lobacz and, jointly, Dorota and Sylwester Cacek, each filed early warning reports (“Early Warning Reports”) with Canadian securities regulatory authorities at www.sedar.com, updating previous early warning reports filed by them. These Early Warning Reports state that a group of shareholders led by Mr. Lobacz have entered into voting and support agreements with certain other shareholders. According to the Early Warning Reports, the shareholders that are parties to these voting and support agreements collectively own 33,823,676 common shares (exclusive of shares issuable on the exercise of warrants), or approximately 50.32% of the Company’s outstanding shares. The Early Warning Reports also state that these shareholders would own an additional 6,415,000 common shares upon the exercise of their share purchase warrants.

These shareholders’ voting shares, as disclosed in the Early Warning Reports, percentage of the Company’s outstanding shares, as calculated by the Company, and common shares issuable by the Company upon the exercise of share purchase warrants, also as disclosed in the Early Warning Reports, are stated to be as follows: ACM Alpha Consulting Management AG - 580,620, 0.86%, 0; ACM Alpha Consulting Management Est. - 1,004,100, 1.49%, 0; Zbigniew Lobacz – 6,240,000, 9.28%, 6,240,000; Andreas Kandziora – 63,000, 0.09%, 0; Sylwester and Dorota Cacek – 7,060,000, 10.51%, 0; Slawomir Majewski – 1,836,400, 2.73%, 0; Andrezej Bernady – 582,950, 0.87%, 0; Marek Zielinski – 2,742,800, 4.08%, 75,000; Jan Bankiel – 691,575, 1.03%, 50,000; Henryk Bankiel – 642,075, 0.96%, 50,000; Piotr Grzegorzewski – 1,368,700, 2.04%, 0; Daniel Laske – 639,100, 0.95%, 0; Elzbieta Sobiech – 958,800, 1.43%, 0; Wojciech Hajduk – 5,665,556, 8.43%, 0; Izabela Feljsierowicz – 3,748,000, 5.58%, 0. The foregoing percentage calculations were based on 67,216,942 common shares outstanding as at December 21, 2011.

According to an amendment to Schedule 13D filed with the U.S. Securities and Exchange Commission on November 10, 2011 (the “13D Amendment”), as at such date and after giving effect to the exercise of the warrants held by them, the foregoing shareholders state that they beneficially owned 40,238,676 shares or 59.9% of the common shares that would be outstanding if such warrants were exercised.

The board of directors of the Company (the “Board” or the “Board of Directors”) has fixed December 2, 2011 as the Record Date. Shareholders of record at the close of business on December 2, 2011, are entitled to vote at the Meeting or adjournments thereof.

DISSIDENT SHAREHOLDER REQUISTION

On October 17, 2011 the Board received a shareholder requisition (the “Requisition”) from Andreas Kandziora (“Mr. Kandziora”) representing ACM Alpha Consulting Management Est. (“ACM Est.”), Veronika Kandziora (“Ms. Kandziora”) representing ACM Alpha Consulting Management AG (“ACM AG”), Mr. Kandziora personally and Zbigniew Lobacz (“Mr. Lobacz” and together with ACM AG, ACM Est. and Mr. Kandziora, the “Dissident Group”) to call a meeting of shareholders to elect directors and to set the number of directors to be elected at the meeting at seven (7).

In order to ensure an appropriate response by the Company to the issues raised by the Dissident Group, on November 16, 2011 the Board established a special committee of independent directors (the “Special Committee”) to provide the Board with advice and recommendations. The members of the Special Committee are Jack M. Kay and W. Thomas Hodgson. The Special Committee engaged Norton Rose OR LLP as its counsel to assist it in carrying out its mandate.

Certain members of the Dissident Group have pre-existing relationships with Helix and have contractual and other duties to Helix. The Special Committee reviewed, among other things, the relationships and contractual commitments of Mr. Kandziora, ACM Est. and their agents as well as various securities filings filed by the Dissident Group; news releases from the Dissident

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Group; other documentation that the Company has received from the Dissident Group’s legal counsel; and documents provided by Helix shareholders.

On November 17, 2011 the Special Committee’s legal counsel wrote a letter to legal counsel for the Dissident Group wherein a number of questions were asked and additional information requested with respect to issues arising from the review conducted by the Special Committee and its counsel up to that date. Unfortunately and disappointingly, meaningful responses to the Special Committee’s questions have not to date been provided.

On December 6, 2011 the Special Committee issued a news release that stated that “In the course of the Special Committee’s preliminary investigation, the Special Committee has discovered that certain third parties may have made representations and assurances that were not authorized by the Company with respect to the return on investment of the Company's shares to certain European shareholders who bought shares under private placements undertaken in Europe.” The news release also announced that the Special Committee had engaged Ernst & Young LLP (“Ernst & Young”) to investigate these matters and that Ernst & Young had been asked to provide a report to the Special Committee with respect to its investigation as soon as possible.

On December 7, 2011 the Special Committee commenced an Application (the “Court Application”) in the Ontario Superior Court (Toronto Commercial List) naming ACM AG, ACM Est., Mr. Kandziora, Ms. Kandziora, Mr. Lobacz and Slawomir Majewski as respondents (the “Respondents”), seeking directions with respect to the Annual General Meeting, a declaration that the Respondents have solicited proxies in contravention of the Canada Business Corporations Act, and other relief. The Notice of Application pleads that, “In its preliminary review of the available documentation, the Special Committee uncovered several matters of concern, including: (i) apparent breaches of contractual prohibitions on trading by ACM Est. and Mr. Kandziora; (ii) apparent trading of Helix shares by one or more of the Respondents while in possession of Helix confidential information; (iii) apparent contractually prohibited contacts or communications by ACM Est. and Mr. Kandziora with shareholders (iv) apparent non-compliance with securities laws including the failure to comply with the take-over bid requirements under Part XX of the [Ontario Securities] Act …; and (v) apparent unlawful proxy solicitation”.

On December 22, 2011, the Special Committee filed an Application Record in the Court Application, which includes an affidavit of Helix CEO, Donald H. Segal, detailing certain information brought to the attention of the Special Committee and further outlining Helix’s concerns.

As of the date of this Management Information Circular, the Respondents have filed no material in response to the Court Application. No hearing date has yet been scheduled in the Court Application.

The Dissident Slate of Directors

In the Requisition, the Dissident Group proposed a slate that it is believed was intended to give them effective control of the Board. This slate included Professor Slawomir Majewski, Dr. Marek Orlowski and Veronika Kandziora (the “Dissident Nominees”). The dissident slate also included Dr. Segal, Mr. Kay, Mr. Hodgson and Professor Kazimierz Roszkowski-Sliz (the “Incumbent Nominees”, and together with the Dissident Nominees, the “Dissident Slate”). The Company has confirmed with each of the Incumbent Nominees that they are not willing to act as directors of the Company as part of this Dissident Slate.

At this time, it remains unclear whether the Dissident Group will in fact name the Dissident Slate in its proxy circular which has not yet been released, or whether they will propose an entirely new slate of directors or accept the changes proposed to the Board herein as addressing their concerns.

Supporting the Dissident Group will cause Helix to lose the momentum it has worked so hard to develop and suffer costly program delays in the transition as well as slow efforts to increase liquidity and pursue valuable strategic relationships. If the Dissident Group gains control of the Board, the Company would become guided by individuals who are not sufficiently familiar or experienced with the Company’s programs and, therefore, ill-equipped to lead the Company through the critical next stage of its development.

The nominees for the Board of Directors outlined in the accompanying Management Information Circular have the skills, experience, relationships and industry knowledge to continue to provide strong leadership for the Company. The Company has not accepted the Dissident Nominees because of concerns and unanswered questions concerning certain of its members and their motivation and intentions. The Helix Nominees are well-qualified to guide Helix in the right direction and ensure the Company’s strategic vision is realized, with a view to maximizing shareholder value.

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CORPORATE GROWTH STRATEGY

Through the course of the past year, your current Board and Management have made great strides in laying the foundation for the creation of sustained long-term shareholder value. The current Board and Management have done this on a number of levels with critical accomplishments including:

(i)	Obtaining regulatory authority approvals in both the United States (“U.S.”) and Poland, as planned, to commence human clinical testing with Helix’s L-DOS47 new drug candidate, and;
(ii)

Obtaining approval by the U.S. Food and Drug Administration (“FDA”) to commence the Board and Management’s planned pivotal efficacy trial of Topical Interferon Alpha-2b in the U.S., with a view to building upon the positive Phase II clinical data the Board and Management have gathered to date.

Having achieved these milestones, the current Board and Management have strengthened Helix significantly. Helix is now well positioned to advance its two drug candidates, each of which address significant and underserved market opportunities. Helix’s Board and Management look forward to commencing these important clinical trials, and intend to pursue avenues for non-dilutive funding to support doing so, wherever possible. In the case of Helix’s Topical Interferon Alpha-2b program in particular, the Board and Management intend to secure strategic partner support, preferably including non-dilutive funding support, before commencing the upcoming pivotal efficacy trial program with this product candidate.

Furthermore, having achieved regulatory approvals for clinical testing with Helix’s first DOS47-based therapeutic, L-DOS47, the Board and Management believe that the stage is now set to allow Helix to build upon its DOS47 platform technology with additional cancer-targeted DOS47 therapies. Going forward, the Board and Management wish to grow Helix’s product pipeline by identifying additional cancer targeting agents to combine with Helix’s DOS47 technology in order to create new product candidates for clinical testing. Through the course of the past year the Board and Management have already begun to pursue this objective, by expanding upon their collaboration with Canada’s National Research Council and establishing an early stage collaboration with a fellow Canadian company, Amorfix Life Sciences Inc., for exactly this purpose.

The Board and Management are committed to maximizing shareholder value. For 2012, the Board and Management plan to continue to advance the development of Helix’s drug product/pipeline candidates, and believe that their achievements over the past year have substantially strengthened Helix’s ability to do so. The Board and Management also believe that Helix is well positioned to consider new strategic transactions in the coming year, which will allow Helix to further build upon its growth potential to benefit Helix’s valued shareholder base.

In particular, the Board and Management are focused on pursuing appropriate strategic relationships through mergers and acquisitions, joint ventures, licensings and similar transactions for purposes of (i) increasing resources and expertise available to Helix, (ii) expanding product offerings and/or (iii) increasing liquidity for Helix shareholders. The Board and Management are also focused on other ways to increase liquidity for Helix shareholders.

The nominees for the Board of Directors described below in the heading “Particulars of Matters to be Acted Upon – Election of Directors” have the skills, experience, relationships and industry knowledge to continue to provide strong leadership. The Helix Nominees’ valuable work experience and expertise have resulted in substantial improvements in the Company’s performance and financial results and the Helix Nominees are well-qualified to guide Helix in the right direction and ensure its strategic vision is realized.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The consolidated financial statements of the Company for the financial year ended July 31, 2011 and the auditor’s report thereon will be placed before the Meeting.

2. FIXING THE NUMBER OF DIRECTORS

The Board has determined that the size of the Board should be fixed at six (6). At the Meeting, Shareholders will be asked to pass an ordinary resolution fixing the number of directors to be elected at six (6). Such resolution requires an affirmative vote of a simple majority (>50%) of the votes cast by shareholders of the Company who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy intend to vote for the resolution fixing the number of directors at six (6) unless otherwise instructed on a properly executed and validly deposited proxy.

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3. ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed BLUE proxy will be voted for the nominees herein listed.

Management Nominees

The following six (6) persons are nominated by Management of the Company for election at the Meeting as directors of the Company (the “Helix Slate of Nominees”). All of the proposed nominees have consented to serve as directors if elected. The persons named in the enclosed form of proxy intend to vote for the election of the Helix Slate of Nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any nominees named below will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Shares Beneficially
Name of Nominee; Province and	Director		Owned, Directly
Country of Residence; and Position	Since	Principal Occupation	and Indirectly, or
with the Company			Controlled
JACK M. KAY (1) (2) Born: November 14, 1940 Residence: Ontario, Canada -Director (independent) -Chair of the Governance Committee	Jan. 5, 2005	President of Apotex Inc., a pharmaceutical business	875,110 Common Shares(3)
W. THOMAS HODGSON(1) (4) Born: January 7, 1953 Residence: Ontario, Canada -Director (independent) -Chair of the Audit Committee	Apr. 7, 2008	Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm; Chairman of Lithium Americas Corp., a lithium mining company	10,000 Common Shares(5)
DONALD H. SEGAL(6) Born: September 12, 1947 Residence: Ontario, Canada -Chairman of the Board -Chief Executive Officer -Director (non-independent)	Jul. 31, 1995	Chairman of the Company October 2007 to present; Chief Executive Officer of the Company April 2004 to present; President of the Company April 2004 to November 2007; previously Executive Vice President of the Company July 1995 to April 2004	1,387,000 Common Shares(7)
EWA DON-SIEMION Born: March 20, 1962 Residence: Poland - Director (independent)	Proposed	Managing Partner, Chajec, Don-Siemion & Zyto Legal Advisors	0
WOJCIECH M. KWIATEK Born: June 18, 1952 Residence: Kraków, Poland - Director (independent)	Proposed	Head of the Department of Applied Spectroscopy, Institute of Nuclear Physics, Polish Academy of Sciences	13,350 Common Shares
WAYNE SCHNARR Born: April 26, 1951 Residence: Ontario, Canada - Director (independent)	Proposed	Consulting services on a part-time basis to companies in the biotechnology and financial industries	0
(1)	Current member of Audit Committee.
(2)	Current member of Governance Committee.
(3)

Consists of 446,700 common shares held directly by Jack M. Kay in addition to 209,205 common shares held jointly with Mr. Kay’s spouse, 10,000 common shares held by a child of Jack M. Kay and 209,205 common shares held by a charitable foundation controlled by Mr. Kay’s family. Does not include options to purchase 235,000 common shares,

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warrants to purchase 209,205 common shares held jointly with Mr. Kay’s spouse or warrants to purchase 209,205 common shares held by a charitable foundation controlled by Mr. Kay’s family.
(4)	Current member of Compensation Committee.
(5)	Consists of 10,000 common shares. Does not include options to purchase 235,000 common shares.
(6)

Dr. Segal was first appointed by the Board as acting interim Chairman of the Board of Directors in October 2007 and was then permanently appointed as Chairman of the Board of Directors on January 29, 2008. Dr. Segal was appointed President/Chief Executive Officer on April 1, 2004 and subsequently relinquished his title of President in November 2007 to facilitate the promotion of John M. Docherty.

(7)	Consists of 1,387,000 common shares. Does not include options to purchase 600,000 common shares.

Biographies
The following is a brief biography of each of the proposed directors of the Company as of the date of this Circular.

Jack M. Kay
Director
Mr. Kay is President of The Apotex Group, the largest Canadian-owned group of pharmaceutical companies. He has over 35 years of senior operational, sales and marketing experience within the pharmaceutical industry. He is a director of several institutional and charitable organizations, including past Chairman of both the Humber River Regional Hospital and the International Schizophrenia Foundation. He currently is a past Chairman of the Canadian Generic Pharmaceutical Association. He is also a director of Cangene Corporation, a TSX traded public company. As an independent director, Mr. Kay supervises management and helps to ensure compliance with corporate governance policies and standards.

W. Thomas Hodgson
Director
Mr. Hodgson is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm, and until May 2011, acted as a consultant and advisor to the chairman of Magna International Group, one of the world’s largest automotive companies, having a particular specialization in sourcing venture investment opportunities for the company. Mr. Hodgson has over twenty years experience in capital markets research, corporate advisory matters and consulting. He is currently Chairman and a director of Lithium Americas Corp., a director of Liberty Silver Corp., has been a board member of MI Developments Inc., and was Director, President and Chief Executive Officer of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and then as President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

Donald H. Segal, M.Sc., Ph.D.
Director, Chairman, and Chief Executive Officer
Dr. Segal has over 33 years experience in the pharmaceutical and bio-technology industries. Prior to joining the Company in 1995, he founded and managed two successful life science companies that he subsequently sold; these companies manufactured human diagnostic test kits for both the domestic and international markets. He has served on the Biotechnology Panel for the Natural Sciences and Engineering Research Council of Canada as one of the representatives from the business sector involved in the research granting system. Dr. Segal was appointed President/Chief Executive Officer on April 1, 2004 and subsequently relinquished his title of President in November 2007 to facilitate the promotion of John M. Docherty. Dr. Segal’s business functions, as Chief Executive Officer, include supervision of the Company’s corporate affairs and responsibility for developing new financial, partnering and other strategic initiatives for the Company. Dr. Segal was first appointed by the Board of Directors as acting interim Chairman on October 15, 2007 and was then permanently appointed as Chairman on January 29, 2008. As a director, Dr. Segal participates in management oversight and helps to ensure compliance with Helix’s corporate governance policies and standards and as Chairman leads and ensures the effectiveness of the Board.

Ewa Don-Siemion, L.L.B., M.A.
Director
Ms. Don-Siemion is a founding partner and the managing partner of Chajec, Don-Siemion & Zyto Legal Advisors (“CDZ”). She has been a partner with CDZ since 2003. Prior to founding CDZ, Ms. Don-Siemion was a management board member of Netia S.A., the largest fixed-line alternative telecoms operator in Poland, and was responsible for legal and regulatory matters between 2000 and 2003. Netia S.A. was traded on Nasdaq and the Polish Stock Exchange and accordingly, Ms. Don-Siemion has experience with public companies with an international base of shareholders and various reporting requirements. Between 1994 and 2000 she practiced at Shearman & Sterling, a law firm in New York City, U.S.A. She was responsible for international securities law transactions both in the financial and media/telecoms sectors. She also rendered regulatory advice for banks and brokerage houses from Latin America and Western Europe. Ms. Don-Siemion graduated from McGill School of Law in

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Montreal, Canada in 1994. She also holds an M.A. from the English Philology Department at Wroclaw University. She was admitted to the New York Bar in 1995.

Wojciech M. Kwiatek, Ph.D.
Director
Professor Kwiatek has been the Head of the Department of Applied Spectroscopy at the Institute of Nuclear Physics, Polish Academy of Sciences (IFJ PAN) in Poland since 2006. Prior to that he was an Associate Professor at IFJ PAN and has held visiting professional appointments in the United States of America, Germany, Switzerland, Italy, and The Netherlands. Mr. Kwiatek has extensive scientific experience as a professor, research collaborator and physicist. He has been the author and principal investigator of numerous publications and research projects. Mr. Kwiatek holds an MSc from the Faculty of Mathematics and Physics at the Jagiellonian University, a Ph.D. in Medial Physics from IFJ PAN and completed a post-graduate study in Management of Public Education at the Technical University in Poland.

Wayne Schnarr, M.B.A., Ph.D. B.Sc.
Director
Mr. Schnarr is retired and provides consulting services on a part-time basis to companies in the biotechnology and financial industries. Mr. Schnarr has over 30 years of experience in these industries. From March 2008 to October 2008 Mr. Schnarr was a Healthcare Analyst at Blackmont Capital. From 2003 to 2008 he was Senior Vice President – Life Sciences at The Equicom Group, a member of the TMX Group of companies, where he managed the life sciences team that provided investor relations services to approximately thirty clients. Prior to 2003, Mr. Schnarr was Vice President – Corporate Development at Oncolytics Biotech Inc., Vice President, founder, and director at BioCatalyst Yorkton Inc., Senior Life Sciences Analyst at Yorkton Securities Inc., President and Chief Operating Officer at Pharma Patch plc, Biotechnology Analyst at Deacon BZW and Research Director at the Canadian Drug Manufacturers Association. Mr. Schnarr holds an M.B.A. from York University in Toronto, Ontario, a Ph.D. (Chemistry) from Queen’s University from Kingston, Ontario and a B.Sc. Honours (Chemistry) from the University of Victoria in Victoria, British Columbia.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the best of the Company’s knowledge, except as set forth below, none of the proposed nominees for Director, (a) is, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after such director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director. Mr. Schnarr was a director of Ceapro Inc. (“Ceapro”) from April 1997 to April 1998. Ceapro was then listed on the Alberta Stock Exchange and is currently listed and trading on the TSX Venture Exchange. The following statement is contained in the audited financial statements of Ceapro for the year ended December 31, 2001 available on www.sedar.com: “On February 27, 1998, Ceapro obtained an order of the Court of Queen's Bench of Alberta pursuant to the Companies' Creditors Arrangement Act to facilitate a restructuring of its unsecured debt. On March 2, 1998, the company submitted a formal plan of arrangement whereby it proposed to pay its unsecured creditors with a claim of greater than $1,000, by payment of one third of their claim in cash and two thirds in Class A shares of the company based on a share price of $1.25. Unsecured creditors with a claim of less than $1,000 were proposed to be paid in cash only. On March 25, 1998, the unsecured creditors voted to accept the plan of arrangement. On May 26,1998, an Order of the Court of Queen's Bench of Alberta was issued approving the plan and the shares were issued.” Ms. Don-Siemion was a director of Netia S.A. from 2000 to 2003. In 2002, as a result of the telecom crisis which had begun in 2000, Netia S.A.‘s shares lost value (from approximately $23 to approximately $1). As a consequence of losing so much value, it was necessary to commence legal proceedings involving creditors (bondholders). The proceedings were resolved by a dilution of then existing shareholders (by approximately 95%) and issuing new shares to the bondholders. The company never ceased its existence and is currently active, trading on the Polish stock exchange.

4. APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to vote for the re-appointment of KPMG LLP as auditor of the Company at remuneration to be fixed by the directors. KPMG LLP has been the auditor of the Company since its initial amalgamation on July 31, 1995. The following table sets out the audit fees, audit-related fees, tax fees and all other fees paid for services provided by the auditors to the Company and its subsidiaries for the last two fiscal years.

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Item	2011		2010
	Amount	Percentage	Amount	Percentage
Audit-Fees	$288,300	90%	$249,500	87%
Audit-Related Fees	$0	0%	$0	0%
Tax Fees(1)	$17,306	5%	$22,835	8%
All Other Fees	$14,500	5%	$14,300	5%
Total	$320,106	100%	$286,635	100%
(1)	“Tax fees” consist of fees for tax consultation and tax compliance services.

All audit and non-audit services performed by the Company’s auditors must be pre-approved by the Company’s Audit Committee.

Shareholders will be asked to vote in favour of the following resolution:

“BE IT RESOLVED THAT KPMG LLP, Chartered Accountants, be appointed as auditor of the Company, at a remuneration to be fixed by the Board of Directors.”

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee, Purpose and Objectives
The Company has established a Compensation Committee of the Board whose purpose, in part, is to review and recommend to the Board the overall compensation of the executive officers of the Company and to ensure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment. Final decisions on executive compensation are made by the Board. The Chairman & Chief Executive Officer of the Company and the President & Chief Operating Officer of the Company are also directors of the Company, and each abstains from considering or voting on his own compensation.

The Compensation Committee currently consists of Gordon Lickrish (Chair), W. Thomas Hodgson, and Kenneth A. Cawkell. The members of the Compensation Committee are considered by the Board to be independent directors, except Mr. Cawkell. See Corporate Governance below.

In recommending compensation packages for executive officers, the Compensation Committee seeks to accomplish the following objectives:

(a)	to motivate the Company’s executive officers to achieve the Company’s performance objectives by rewarding the accomplishment of objectives;

(b)

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; and

(c)	to align the interests of the Company’s executive officers with the long-term interests of shareholders through participation in the Company’s equity compensation plan.

The compensation programs of the Company are designed to motivate and reward performance, where performance is measured through advances in achieving the Company’s business objectives, as determined by the Board.

Compensation Review - Senior Executives
The Compensation Committee undertakes an annual review of the Company’s compensation programs for its Chief Executive Officer, Chief Financial Officer, President & Chief Operating Officer, and Chief Scientific Officer (the “Senior Executives”). To assist in this review, the Compensation Committee, at their discretion, may engage an external compensation consultation group. The Company last engaged an external compensation group in determining compensation for the fiscal year ended July 31, 2009. A comparator group of organizations was identified at the time. The comparator group is reviewed each year and

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modified by the Compensation Committee, if necessary, to comprise a number of companies, primarily TSX-listed, considered by the Compensation Committee to be most comparable to Helix based on market capitalization and stage of growth.

For fiscal 2011, the Compensation Committee relied on their review of the previous year’s comparator companies in addition to other comparator companies, which were brought forward to the Compensation Committee by the CEO. The Compensation Committee identified the following comparator organizations as the key group in concluding their compensation recommendations for fiscal 2011: Prometic Life Sciences Inc., Oncolytics Biotech Inc., Labopharm Inc., Protox Therapeutics Inc., Bioniche Life Sciences Inc., MethylGene Inc., Nuvo Research Inc., YM Biosciences Inc., and Generex Pharmaceuticals Inc. (collectively, the “Comparator Group”).

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance, the CEO’s recommendations, as well as the Company’s financial condition and prospects, the Compensation Committee recommended that for fiscal 2011, base salaries be set in line with the average of the base salaries in the Comparator Group for equivalent positions, and that bonus levels be set based on performance criteria which, if fully achieved, would provide total salary and bonus to each Senior Executive at or slightly higher than the average level of combined salary and bonus for equivalent positions in the Comparator Group. The Board adopted these recommendations, and for fiscal 2011, approved an increase in the base salary levels of the Senior Executives to bring them more in line with the average of the current salaries of the comparator group.

Elements of Compensation

1.	Principal Components – Senior Executives

The compensation package of the Senior Executives consists of the following principal components: salary, eligibility for bonus based on performance measures established for each fiscal year, stock options, and participation in the Company’s health plan for which premiums, other than long term disability and critical illness premiums, are made by the Company on behalf of all employees, including each NEO. The Company also continues to provide separate life, disability and health insurance for the CEO.

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that for fiscal 2011, an increase in the base salary levels of the Senior Executives to bring them more in line with the average of the current salaries of the Comparator Group.

For fiscal 2011, each Senior Executive was paid the following annual salary, commencing as of August 1, 2010, and was entitled to earn a performance bonus for the 2011 fiscal year of an amount up to the following percentage of such salary (an “Eligible Bonus”):

Name	Title	Salary	Bonus
Donald Segal (1)	Chief Executive Officer	$415,000	35%
John Docherty (1)	President and Chief Operating Officer	$300,000	35%
Heman Chao	Chief Scientific Officer	$275,000	35%
Photios (Frank) Michalargias	Chief Financial Officer	$260,000	25%
(1)	Donald Segal and John Docherty are also directors of the Company and Donald Segal is its Chairman of the Board. However, these individuals are not separately compensated in such capacities.

The award of all or part of a Senior Executive’s Eligible Bonus was based on performance criteria approved by the Board. Such criteria were recommended to the Board by the Compensation Committee after consultation with the CEO, who in turn had consulted with the other Senior Executives.

For fiscal 2011, twenty-five percent (25%) of each Senior Executive’s Eligible Bonus was based on the following group performance criteria: (a) managing the Company’s operations so as to conform, to the satisfaction of the Board of Directors, to the Fiscal 2011 budget and any forecast amendment approved through the course of the fiscal year; (b) avoiding going concern status through the course of the fiscal year; and (c) maintaining NYSE-AMEX listing compliance throughout the course of the fiscal year.

The remaining seventy-five percent (75%) of each Senior Executive’s Eligible Bonus was based on individual performance criteria specific to such Senior Executive as follows:

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CEO – (a) maintaining shareholder majority support for all resolutions put forth by the Company at its 2010 annual general and any special shareholder meetings through the course of fiscal 2011; (b) raising funding through Helix’s first U.S. public offering, in order to provide support for the Company’s Fiscal 2011 research and development initiatives; (c) maintaining a well-informed and appropriately comprised Board of Directors; and (d) the retention of, and provision of necessary and appropriate support for, the remaining Named Executive Officers.

President and COO - (a) with respect to L-DOS47, achieving US Phase I IND approval, achieving Polish Phase I/II CTA approval, and initiating the L-DOS47 clinical testing program; and (b) with respect to Topical Interferon Alpha-2b, achieving US Phase II/III IND approval, and achieving European Phase III CTA approval. There were also performance objectives related to strategic alliance activities, however, these are not being disclosed as to do so may harm the Company’s competitive and strategic position which would seriously prejudice the Company’s interests. This performance objective was considered moderately difficult to difficult to achieve, and related to 8.2% of the President and COO’s salary plus bonus compensation.

CSO - (a) developing patent strategy that includes life-extension, and method to protect a new DOS47 conjugate(s) with distinct patent application(s); (b) preparing contingency plan including budget and timeline approved by management to produce L-DOS47 in alternate CMO; (c) construct a 3 year plan including budget and timeline approved by management to transform Edmonton facility into a GLP/GMP facility capable of producing small cGMP batches of new DOS47 conjugates to enable rapid tech-transfer to contract CMO; and (d) complete necessary proof-of concept studies to assess prospective V-DOS47 and pancreas-specific new DOS47 product candidates and provide recommendation for development.

CFO - (a) amending the Company’s stock option plan to allow employees, on an individual basis, to opt to transact their options at pre-determined intervals and establish a cashless electronic “portal” to permit individuals to exercise options; (b) together with a third party consultant, develop a comprehensive human resources program for Helix approved by management; (c) perform a review of the Company’s Health Plan and make recommendations for improvements to be approved by management; (d) perform a review of the executives’ employment agreements, and make recommendations for improvements to be approved by management; and (e) achieving and maintaining IFRS compliance.

The Compensation Committee considered the performance bonuses for the 2011 fiscal year, and determined that the majority of the performance criteria had been achieved. The criteria not fully achieved related to delays in research and development activities, financing activities (while the Company raised net proceeds of approximately $15,393,000 in fiscal 2011 through three private placements, it did not achieve a U.S. public offering during the fiscal year) and maintaining shareholder support. The Compensation Committee determined that the CEO achieved 69% of his Eligible Bonus; the President and COO achieved 81%, the CSO achieved 85% and the CFO achieved 100%. The Compensation Committee’s determinations were accepted by the Board, and bonuses were granted as follows:

Don Segal (CEO)	$100,223
John Docherty (President and COO)	$85,313
Heman Chao (CSO)	$81,813
Frank Michalargias (CFO)	$65,000

2.	Principal Components - William Chick, VP Product Distribution

In 2009, the Compensation Committee separately reviewed the compensation of the Company’s remaining Named Executive Officer, William Chick, VP Product Distribution. The Committee recommended that Mr. Chick’s car allowance and related perquisites be discontinued, and that his salary be increased by $10,000 to compensate. This recommendation was accepted by the Board. Mr. Chick receives the same general salary increases as the rest of the Company employees. Accordingly, Mr. Chick’s compensation for fiscal 2011 consisted of a base salary, sales commissions, participation in the Company’s health benefits plan and the award of stock options.

3.	Stock Options and Other Equity Compensation

Options to purchase common shares are granted to the Named Executive Officers from time to time pursuant to the Company’s equity compensation plan as a means of aligning the interests of officers with shareholders, attracting and retaining personnel, and acting as a long-term incentive to personnel by encouraging commitment to the Company and its objectives.

The use of equity compensation awards in the form of stock options continues to be a fundamental part of the Company’s compensation strategy, being a key tool for attracting, motivating and retaining qualified directors, officers, employees and consultants. However, as the Company continues to develop its drug product candidates and has listed its common shares on the NYSE Amex, the Board of Directors considers it in the best interests of the Company to allow the Board flexibility to issue to Eligible Persons (as defined herein) other forms of equity compensation in addition to or in lieu of, stock options.

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Accordingly, in 2010, on the recommendations of the Chief Executive Officer and the Chief Financial Officer, the Board adopted an equity compensation plan, entitled the “2010 Equity Compensation Plan” (the “Plan”), which replaced the Company’s previous stock option plan. The Plan was considered by the Board in October 2010 and approved by the Board as of November 10, 2010. It was approved by Shareholders on December 9, 2010 and implemented by the Board on December 9, 2010. Upon implementation, all options outstanding under the previous stock option plan became subject to the Plan. Effective June 29, 2011, the Board amended the Plan. See Securities Authorized for Issuance Under Equity Compensation Plans – Equity Compensation Plan Information – 2010 Equity Compensation Plan.

The Compensation Committee administers the Plan and has authority to amend the Plan, subject to certain exceptions. See Securities Authorized For Issuance Under Equity Compensation Plans – 2010 Equity Compensation Plan below for a description of the Plan, including the authority of the Compensation Committee to amend the Plan.

Each individual’s grant under the Plan is based, at a minimum, on such individual’s position and level of responsibility in the Company, the duration of the individual’s association with the Company, the number and terms of stock options or other equity compensation then held by the individual, the individual’s current performance and expected future performance and value to the Company, and the number of securities remaining for grant pursuant to the Company’s equity compensation plan.

On August 17, 2010, options to purchase up to a total of 100,000 common shares at an exercise price of $2.43, having 5 year terms expiring August 17, 2015, were granted to each of the Named Executive Officers, except Mr. William Chick who was issued options to purchase up to 35,000 common shares. On July 29, 2011, options to purchase up to a total of 150,000 common shares at an exercise price of $3.00, having 5 year terms expiring July 29, 2016, were granted to each of the Named Executive Officers, except Mr. William Chick who was issued options to purchase up to 35,000 common shares. These grants were made primarily to provide the Named Executive Officers with longer-term incentives, with 25% vesting on the day of grant, and 25% vesting on the first, second and third anniversaries of the day of grant. These options were initially proposed by management, were reviewed and recommended to the Board by the Compensation Committee, and were approved by the Board as recommended. Previous option grants were taken into account in proposing, reviewing and approving the new option grants. The granting of options is entirely at the discretion of the Board, upon recommendation by the Compensation Committee. There is currently no formal pre-established time for considering or granting options to the Named Executive Officers, although in recent years the Board has typically granted options around the end of the fiscal year of July 31, or the Company’s annual general meeting, usually held in December. Pursuant to the Plan, upon a change of control (as defined in the Plan) of the Company, all unvested options shall immediately vest. In November, 2011, a change of control within the meaning of the Plan was triggered, however, certain of the Company’s directors and officers waived the automatic acceleration of vesting of their options as a result. See Termination and Change of Control Benefit below.

4.	Perquisites and Personal Benefits

Any perquisite or personal benefit proposed by management must be reviewed and recommended to the Board by the Compensation Committee, and approved by the Board.

5.	Termination or Change of Control Payments

Termination and change of control payments are a matter of contract between the Company and each Named Executive Officer, and are further described under Termination and Change of Control Benefits below.

Fiscal 2012 Compensation - Senior Executives
Salaries and bonus eligibility for fiscal 2012, being August 1, 2011 to July 31, 2012 have now been set by the Board following its acceptance of the Compensation Committee’s recommendations.

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that, in order to allow the Company to focus resources on its research and development initiatives, options be granted in lieu of a salary increase for fiscal 2012. These were the options granted on July 29, 2011 referred to above. Accordingly, the Compensation Committee recommended base salaries and bonus levels remain unchanged for fiscal 2012, except for Mr. Michalargias’ potential bonus which was increased to 35% to be equal to the performance bonus of the Company’s other Senior Executives. The Board adopted these recommendations, and for fiscal 2012, the base salary levels of the Senior Executives shall remain the same as for fiscal 2011.

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Effective August 1, 2011, each Senior Executive is paid the following annual salary and is entitled to earn a performance bonus for the 2012 fiscal year:

Name	Title	Salary	Bonus
Donald Segal (1)	Chief Executive Officer	$415,000	35%
John Docherty (1)	President and Chief Operating Officer	$300,000	35%
Heman Chao	Chief Scientific Officer	$275,000	35%
Photios (Frank) Michalargias	Chief Financial Officer	$260,000	35%
(1)	Donald Segal and John Docherty are also directors of the Company and Donald Segal is its Chairman of the Board. However, these individuals are not separately compensated in such capacities.

Directors’ and Officers’ Liability Insurance; Indemnity Payments
The Company purchases annual insurance coverage for directors' and officers' liability. The current term (March 1, 2011 to March 1, 2012) premium of US$154,650 is paid entirely by the Company. The insurance coverage under the policy is limited to an aggregate of US$20,000,000. The Company has deductibles under the policy of US$50,000 to US$100,000, depending on the claim. No deductibles apply to claims under the policy made by directors or officers. The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

No indemnification under section 124 of the Canada Business Corporations Act has been paid or is to be paid for the last completed financial year.

Performance Graph
The graph below compares cumulative total shareholder return on the common shares of the Company for the last five financial years with the total cumulative return from the S&P/TSX Composite Index (“T1000”) over the same period. The graph assumes that $100 was invested in the Company and in the T1000 on July 31, 2006 with all dividends reinvested. The first plot point on the graph represents July 31, 2006, and each remaining plot point on the graph represents the Company’s financial year-end of July 31st for the indicated year.

Helix’s NEO’s compensation has been trending up in order to bring and maintain their compensation more in line with industry standards. However, salary levels for the current fiscal 2012 remain unchanged from fiscal 2011.

Summary Compensation Table
The following table sets forth certain information regarding the compensation for the fiscal years ended July 31, 2011, July 31, 2010 and July 31, 2009 of (a) the Chief Executive Officer and the Chief Financial Officer of the Company and (b) the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at July 31, 2011, whose total compensation was, individually, more than $150,000 for the fiscal year

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2011 (calculated in accordance with the prescribed form), or who would have been such an executive officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the 2011 fiscal year (collectively, the “Named Executive Officers” or “NEOs”).

SUMMARY COMPENSATION TABLE

				Option-	Non-equity incentive plan
				based	compensation ($)
				awards (1)
				(2)
						Long-
					Annual	term
			Share-	Value based	incentive	incentive
Name and			based	on grant	plans(3)	plans(4)	Pension	All other (5)
principal	Fiscal		awards	date fair			Value	compensation	Total
position	Year	Salary ($)	($)	value ($)			($)	($)	($)
Donald H.
Segal	2011	$415,000	$0	$367,555	$100,223	$0	$0	$26,754	$909,532
	2010	$361,200	$0	$159,881	$113,146	$0	$0	$24,213	$658,440
Chief Executive	2009	$332,500	$0	$305,000	$122,500	$0	$0	$116,832	$876,832
Officer
Photios (Frank)
Michalargias	2011	$260,000	$0	$367,555	$65,000	$0	$0	$11,048	$703,603
	2010	$237,360	$0	$159,881	$59,340	$0	$0	$6,074	$462,655
Chief Financial	2009	$223,750	$0	$305,000	$57,500	$0	$0	$18,196	$604,446
Officer
John M. Docherty	2011	$300,000	$0	$367,555	$85,313	$0	$0	$6,990	$759,858
	2010	$227,040	$0	$159,881	$63,750	$0	$0	$5,943	$456,614
President & COO	2009	$205,000	$0	$305,000	$77,000	$0	$0	$15,594	$602,594
Heman
Chao	2011	$275,000	$0	$367,555	$81,813	$0	$0	$7,029	$731,397
	2010	$206,400	$0	$159,881	$53,277	$0	$0	$6,132	$425,690
Chief Scientific	2009	$190,000	$0	$305,000	$70,000	$0	$0	$17,807	$582,807
Officer
William
Chick	2011	$140,951	$0	$101,869	$82,545	$0	$0	$7,125	$332,490
	2010	$134,870	$0	$55,958	$67,044	$0	$0	$6,157	$264,029
VP Product	2009	$122,500	$0	$305,000	$50,510	$0	$0	$11,558	$489,568
Distribution
(1)

Includes options granted on December 17, 2008, December 14, 2009, August 17, 2010 and July 29, 2011. See above Compensation Discussion and Analysis - Elements of Compensation - Stock Options and Other Equity Compensation for details.

(2)	In establishing the fair value of the option awards, the Black-Scholes model was used, as this appears to be the standard among public companies, with the following assumptions:

Risk-free interest rate:	2.04% to 2.56%
Dividend yield:	0.00%
Expected volatility of share price:	61.88% to 70.26%
Expected life:	5 - 8 years

The estimated fair value of options granted on December 17, 2008 was $1.22; on December 14, 2009 was $1.60; on August 17, 2010 was $1.38; and on July 19, 2011 was $1.53. All options vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

(3)

Consists of performance bonus earned in the fiscal year, except for Mr. Chick. In the case of Mr. Chick, the amount consists of product sales commissions. Bonuses earned in each fiscal year were paid in the subsequent fiscal year, while product sales commissions to Mr. Chick are paid on a quarterly basis. See Compensation Discussion and Analysis above.

(4)	The Company does not have a non-equity based long-term incentive plan.

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(5)

“All Other Compensation”, effective the second quarter of fiscal 2009, includes Company paid health benefit premiums, extended health and life insurance premiums for the CEO and a car allowance in the case of William Chick. Previously, “All Other Compensation” included payments in lieu of accrued vacation for all Named Executive Officers except William Chick, car allowances, Company paid health benefit premiums, extended health and life insurance premiums and registered retirement savings plan (“RRSP”) contributions in the case of the CEO. Effective August 1, 2009, Mr. Chick’s car allowance was consolidated into an increase in his base pay of $10,000.

Outstanding Share-Based and Option-Based Awards - Named Executive Officers
The following table details the stock option awards outstanding for the Named Executive Officers at July 31. 2011.

	Option-based awards				Share-based awards(1)
Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Donald H. Segal	250,000 150,000 100,000 100,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$305,000 $0 $47,000 $16,000	0 0 0 0	$0 $0 $0 $0
Photios (Frank) Michalargias	250,000 150,000 100,000 100,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$305,000 $0 $47,000 $16,000	0 0 0 0	$0 $0 $0 $0
John M. Docherty	250,000 150,000 100,000 100,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$305,000 $0 $47,000 $16,000	0 0 0 0	$0 $0 $0 $0
Heman Chao	250,000 150,000 100,000 100,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$305,000 $0 $47,000 $16,000	0 0 0 0	$0 $0 $0 $0
William Chick	250,000 35,000 35,000 35,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$305,000 $0 $16,450 $5,600	0 0 0 0	$0 $0 $0 $0
(1)	The Company has not granted any share-based awards to Named Executive Officers.
(2)	Calculated as the difference between the market value of the common shares subject to option at the end of the last fiscal year, July 31, 2011, and the option exercise price for common shares.

Incentive Plan Awards – value vested or earned during the year - Named Executive Officers
The following table sets out the incentive plan awards value vested to or earned by each Named Executive Officer at July 31, 2011.

Name	Number of securities underlying options vested	Option-based awards - Value vested during the year(1)	Share-based awards - Value vested during the year(2)	Non-equity incentive plan compensation - Value earned during the year(3)
Donald H. Segal	150,000	$61,250	$0	$100,223
Photios (Frank) Michalargias	150,000	$61,250	$0	$65,000
John M. Docherty	150,000	$61,250	$0	$85,313
Heman Chao	150,000	$61,250	$0	$81,813
William Chick	88,750	$61,250	$0	$82,545
(1)	Calculated as the difference between the market value of the common shares subject to option at close on the day of vesting, and the option exercise price for common shares.
(2)	The Company has not granted any share-based awards to Named Executive Officers.
(3)	Consists of Performance Bonus for fiscal 2011 for all Named Executive Officers, except William Chick, whose non-equity incentive plan compensation consisted of sales commissions.

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For a description of the Company’s 2010 Equity Compensation Plan, see Securities Authorized for Issuance under Equity Compensation Plans below.

Termination and Change of Control Benefits
The Company has entered into service contracts with its Named Executive Officers as follows:

Dr. Segal’s employment agreement currently provides for his employment by the Company as the Company’s Chief Executive Officer. The employment agreement has no fixed term, and provides for a base salary of $415,000 for fiscal 2011 (no increase for fiscal 2012), an annual performance-based bonus to be agreed upon, term life and disability insurance, and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee. In the event of termination of employment by the Company without cause (including the removal of the employee from his position, the failure to reappoint him to his position, making a fundamental change in his responsibilities not accepted by him, or compelling him to work outside the York Region in Ontario without his consent), or by the employee within 6 months following a change of control of the Company (as defined in the employment agreement), or by the employee within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to two times the aggregate compensation paid to the employee for the previous 12 months, and will either extend all insurance coverage for the following 24 months or pay the employee an amount equal to the cost of coverage for such period. The amount that would have been paid to Dr. Segal if his employment was terminated on July 31, 2011 due to any of the foregoing reasons is approximately $997,000. In addition, had the termination occurred on July 31, 2011 as a result of a change of control (as defined in the 2010 Equity Compensation Plan), all of Dr. Segal’s unvested options to purchase common shares and other unvested Awards, if any, would have automatically vested at the time of the change of control (62,500 stock options with an exercise price of $1.68 per share, 50,000 stock options with an exercise price of $2.74 per share, 75,000 options with an exercise price of $2.43 and 112,500 options with an exercise price of $3.00). The closing price of the Company’s common shares on July 31, 2011 was $2.90. In the event that the employee dies or becomes disabled, the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to the employee. Had Dr. Segal’s employment so terminated on July 31, 2011, the total of such payments would be approximately $528,000.

The employment agreements with the Company’s President and Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer, as amended, contain substantially the same terms, except primarily as to base salary. These employment agreements have no fixed term, and, for fiscal 2011, provided for a base salary of $260,000 for Photios (Frank) Michalargias, Chief Financial Officer, $300,000 for John Docherty, President & Chief Operating Officer, and $275,000 for Heman Chao, Chief Scientific Officer. These salaries remain unchanged for fiscal 2012. They also provide for an annual performance-based bonus to be agreed upon and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board Committee. In the event of termination of employment by the Company without cause (including the removal of the Named Executive Officer from his position, the failure by the Company to reappoint him to his position, or making a fundamental change in his responsibilities not accepted by him), or by the Named Executive Officer within 6 months following a change of control of the Company (as defined in the employment agreement), or by the Named Executive Officer within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to one year’s annual salary, plus an additional one month annual salary for every full year of employment completed by the employee, up to an additional 12 months, plus an amount equal to the amount of any bonus paid during the previous 12 months, and will either extend all insurance and benefits coverage for the following 12 months or pay the employee an amount equal to the cost of coverage for such period. The amount that would have been paid to the CFO, President and COO, and CSO if their employment terminated on July 31, 2011 due to any of the foregoing reasons is approximately $462,000; $526,000 and $478,000, respectively. In addition, had the termination occurred on July 31, 2011 as a result of a change of control (as defined in the 2010 Equity Compensation Plan), all of the unvested options to purchase common shares held by each of the Named Executive Officer would have automatically vested at the time of the change of control (options to purchase up to 62,500 common shares with an exercise price of $1.68 per share, options to purchase up to 50,000 common shares with an exercise price of $2.74 per share, options to purchase up to 75,000 common shares with an exercise price of $2.43 per share and options to purchase up to 112,500 common shares with an exercise price of $3.00 per share). The closing price of the Company’s common shares on July 31, 2011 was $2.90. In the event that the employee dies or becomes disabled, then the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to him. Had the employment of the CFO, President & COO, or CSO so terminated on July 31, 2011, the total of such payments would be $319,000, $363,000 and $328,000, respectively.

William Chick’s employment agreement currently provides for his employment by the Company as the Company’s VP Product Distribution. The employment agreement has no fixed term, and provides for a base salary of $140,951 for Fiscal 2011, and performance compensation of 1.5% of the first $1.5 million of gross sales, plus 2% of gross sales thereafter, and standard employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee. In the event of termination of employment by the Company without cause, then the Company is required to give at least 9 months notice or payment of 9 months salary. The amount that would have been paid to

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Mr. Chick if his employment was terminated on July 31, 2011 without cause is approximately $102,000. In addition, in the event of a change of control at July 31, 2011 (as defined in the 2010 Equity Compensation Plan), Mr. Chick’s unvested options to purchase common shares would have automatically vested at the time of the change of control (options to purchase up to 62,500 common shares with an exercise price of $1.68 per share, options to purchase up to 17,500 common shares with an exercise price of $2.74 per share, options to purchase up to 26,250 common shares with an exercise price of $2.43 per share and options to purchase up to 26,250 common shares with an exercise price of $3.00 per share). The closing price of the Company’s common shares on July 31, 2011 was $2.90.

In the event of termination other than for cause of an NEO, all options to purchase common shares or other equity awards then held by the NEO will terminate on the earlier of the original expiry date(s) of such awards or one year following termination of employment. In the case of termination of any Named Executive Officer for cause, all options or other equity awards then held by such executive shall terminate on the date of termination for cause.

All employment arrangements with the Company’s Named Executive Officers include (a) non-solicitation obligations to the Company continuing for 24 months following termination of the officer’s employment with the Company, except in the case of William Chick; (b) non-disclosure covenants requiring the officer to keep the Company’s confidential information confidential and prohibiting its use other than on behalf and for the benefit of the Company, both during employment and for an indefinite period thereafter; and (c) covenants providing that intellectual property created or developed by the officer during or, in certain circumstances, after termination of, his or her employment with the Company belong to the Company.

The following constitutes a “change of control” for purposes of the employment agreements of the Senior Executives:

(a)	a change in the composition of the Board occurring within any two-year period, as a result of which fewer than a majority of such directors are incumbent directors;
(b)

upon completion of any merger, arrangement or amalgamation involving the Company, provided that upon such completion a majority of the directors are not incumbent directors or, in the case of the CEO, the CEO is not a director other than by reason that he has voluntarily declined to act as a director;

(c)

when a “Control Person” or any person acting jointly or in concert with a Control Person votes against any proposal put before the shareholders of the Company by the Board, and such proposal is in fact defeated by the requisite majority of votes of shareholders of the Company;

(d)

when any Control Person or any person acting jointly or in concert with a Control Person votes in favour of any proposal put before the shareholders of the Company other than by the Board and such proposal is in fact approved by the requisite majority of votes of shareholders of the Company; or

(e)	under certain circumstances, when the Company’s shares listed on certain stock exchanges are delisted.

For the purposes of such employment agreements:

(i)	a “Control Person” means any person that holds or is one of a combination of persons that holds:

	(a)	a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or
(b)

more than 20% of the outstanding voting securities of the Company except where there is evidence satisfactory to the Board showing that the holding of those securities does not affect materially the control of the Company;

(ii)

an “incumbent director” is a director who is (i) a director of the Company as of the date of the employment agreement in question; or (ii) elected or nominated for election as a director of the Company by at least a majority of the incumbent directors at the time of the election or nomination.

One other officer of the Company has an employment agreement with similar change of control provisions. Therefore, if a change of control occurs, as a result of the election of the Dissident Group’s slate of directors, and such employees and officers are terminated or resign, Helix will be required to pay an aggregate of approximately $2.6 million in cash severance payments.

Pursuant to the terms of the 2010 Equity Compensation Plan, upon a change of control (as defined in the 2010 Equity Compensation Plan), all options and/or other equity compensation granted under the Plan shall immediately vest, notwithstanding any contingent vesting provision to which such options may have otherwise been subject, except for any awards granted to consultants on or after October 20, 2010, which continue to vest according to the terms and conditions of the award agreement with the Company evidencing such award. A “change of control” for purposes of the 2010 Equity Compensation Plan will occur if (i) a person or a combination of persons holds: a sufficient number of securities of the Company so as to affect materially the control of the Company; or holds more than 20% of the outstanding voting securities of the Company except where there is evidence satisfactory to the Board showing that the holding of those securities does not affect materially the control of the

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Company; or (ii) a majority of directors elected at any annual, special or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s Board as constituted immediately prior to such election.

The Company has determined that the Dissident Group and their supporters by entering into the voting and support agreements described under the heading “Voting Shares and Principal Holders Thereof” above, have caused the “change of control” clause contained in the 2010 Equity Compensation Plan to be triggered in that there is a combination of persons, according to their public disclosure, which holds over 20% of the outstanding voting securities of the Company. The press release of the Dissident Group dated November 8, 2011 states that they hold common shares representing 50% of the issued and outstanding voting securities of the Company. As a result of these actions by the Dissident Group, all unvested options existing at that date automatically vested. The total number of common shares issuable on the exercise of options which automatically vested was 1,549,250. Nevertheless, the Board has asked senior management (Messrs. Segal, CEO, Docherty, President and COO, Michalargias, CFO, and Chao, CSO) and the continuing Directors (Messrs. Segal, Kay and Hodgson) to waive the vesting of these options, despite their entitlement to it under the terms of the 2010 Equity Compensation Plan and the Board has asked such officers and directors to agree to an amendment to the definition of “change of control” for the purposes of their options under the 2010 Equity Compensation Plan so that it conforms to the definition contained in the employment agreements, as described above. All of them have agreed to waive the accelerated vesting of their unvested options for 892,500 common shares as a result of the voting and support agreements and have agreed to an amended definition of “change of control” to conform to the definition used in the management employment agreements. However if the Dissident Group is successful in changing the Board of Directors all of the unvested options would vest.

Compensation of Directors
In the fiscal year ended July 31, 2011, Donald H. Segal, a director, Chairman of the Board, and Chief Executive Officer of the Company, and John Docherty, a director and President & Chief Operating Officer of the Company, received the compensation set out in the Summary Compensation Table above. As management directors, they were not compensated for their involvement on the Board, or in the case of Donald H. Segal, in his capacity as Chairman of the Board.

Directors that are not employed by the Company are paid a fee of $2,000 per month for acting as a director. The Chair of each committee of the Board and the Corporate Secretary, are paid an additional $1,000 per month for acting in those capacities. The Company’s directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board and also participate in the Company’s equity compensation plan. The Board may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.

Director Compensation Table
During the most recently completed financial year ended July 31, 2011, the non-management directors were granted the following options, and earned the following fees:

Name	Fees Earned ($)	Share- based awards ($)(1)	Option- based awards ($)(2)(3)	Non-equity incentive plan compensation ($)(1)	Pension Value ($)	All other compensation ($)(4)	Total ($)
Kenneth A. Cawkell	$36,000	Nil	$139,372	Nil	Nil	$5,244	$180,615
Jack M. Kay	$36,000	Nil	$139,372	Nil	Nil	Nil	$175,372
Gordon M. Lickrish	$36,000	Nil	$139,372	Nil	Nil	Nil	$175,372
W. Thomas Hodgson	$36,000	Nil	$139,372	Nil	Nil	Nil	$175,372
Kazimierz Roszkowski-Sliz	$24,000	Nil	$139,372	Nil	Nil	$8,259	$171,631

(1)	The Company has not granted any share based awards to its non-management directors and does not have a non-equity incentive compensation plan for its non-management directors.
(2)	Includes options granted on August 17, 2010 and July 29, 2011. See above Compensation Discussion and Analysis - Elements of Compensation - Stock Options and Other Equity Compensation for details.
(3)

In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:
Risk-free interest rate: 2.04% to 2.56%
Dividend yield: 0.00%
Expected volatility of share price: 61.88% to 70.26%
Expected life: 5 - 8 years
The estimated fair value of options granted on December 17, 2008 was $1.22; on December 14, 2009 was $1.60; on August 17, 2010 was $1.38; and on July 19, 2011 was $1.53. All options granted vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

(4)	Represents travel and accommodation costs reimbursed to the individual director for attending board of directors meetings.

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The non-management directors of the Company do not receive benefits upon termination of their position as directors, but are entitled to exercise all Awards granted to them prior to such termination until the earlier of (a) the original expiry date of the Award; and (b) one year following termination.

Outstanding Share-Based and Option-Based Awards – Non-Management Directors
The following table sets out incentive option-based awards held by each non-management director as of July 31, 2011, the end of the most recently completed financial year. The Company has not granted any share-based awards to its non-management directors.

	Option - based awards				Share - based awards(1)
Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Kenneth A. Cawkell	100,000 55,000 40,000 40,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$122,000 $0 $18,800 $6,400	0 0 0 0	$0 $0 $0 $0
Jack M. Kay	100,000 55,000 40,000 40,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$122,000 $0 $18,800 $6,400	0 0 0 0	$0 $0 $0 $0
Gordon M. Lickrish	100,000 55,000 40,000 40,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$122,000 $0 $18,800 $6,400	0 0 0 0	$0 $0 $0 $0
W. Thomas Hodgson	100,000 55,000 40,000 40,000	$1.68 $3.00 $2.43 $2.74	17-Dec-2016 29-Jul-2016 17-Aug-2015 14-Dec-2014	$122,000 $0 $18,800 $6,400	0 0 0 0	$0 $0 $0 $0
Kazimierz Roszkowski-Sliz	40,000 55,000 100,000	$2.43 $3.00 $2.74	17-Aug-2015 29-Jul-2016 14-Dec-2014	$0 $18,800 $16,000	0 0 0	$0 $0 $0
(1)	The Company has not granted any share-based awards to its non-management directors.
(2)	Calculated as the difference between the market value of the common shares subject to option at the end of the last fiscal year, July 31, 2011, and the option exercise price for common shares.

Incentive Plan Awards – value vested or earned during the year – Non-Management Directors
The following table sets out the incentive plan awards value vested to or earned by each non-management directors during the financial year ended July 31, 2011.

Name	Number of securities underlying options vested	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year(1)	Non-equity incentive plan compensation - Value earned during the year(1)
Kenneth A. Cawkell	58,750	$24,500	$0	$0
W. Thomas Hodgson	58,750	$24,500	$0	$0
Jack M. Kay	58,750	$24,500	$0	$0
Gordon M. Lickrish	58,750	$24,500	$0	$0
Kazimierz Roszkowski-Sliz	48,750	$0	$0	$0
(1)	The Company has not granted any share-based awards to its non-management directors and does not have a non-equity incentive compensation plan for its non-management directors.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information (as at July 31, 2011)
The following is a summary of common shares subject to equity awards outstanding under the 2010 Equity Compensation Plan and common shares remaining available for grant as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding those in the second column)
Equity compensation plans approved by securityholders	5,061,784	$2.32	1,654,709
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

2010 Equity Compensation Plan
The use of equity compensation is a fundamental part of the Company’s compensation strategy, being a key tool for attracting, motivating and retaining qualified directors, officers, employees and consultants (“Eligible Persons”). In 2010, the Company adopted its equity compensation plan, entitled the “2010 Equity Compensation Plan” (the “Plan”), pursuant to which the Board or a delegated committee, currently the Compensation Committee, (the Board or such Committee being hereinafter referred to as the “Committee”), may grant options, share appreciation rights, whether related or unrelated to an option, restricted share units, restricted shares, deferred share units and share awards (collectively, “Awards”) to Eligible Persons. The Committee will set out the terms, conditions or restrictions attached to an Award in an agreement (an “Award Agreement”) with the Eligible Person to whom an Award is granted (the “Grantee”). The Plan is a 10% “rolling” or “evergreen” plan, that is, a plan pursuant to which the maximum number of common shares (“Shares”) issuable under the Plan is 10% of the Company’s outstanding shares from time to time. Upon implementation, all options outstanding under the previous stock option plan became subject to the Plan.

The Board adopted the Plan as of November 10, 2010. Under the policies of the Toronto Stock Exchange, shareholders must approve the initial adoption of such a plan, and every three years thereafter, must approve all unallocated options remaining available for grant under such plan. The Plan was approved by shareholders on December 9, 2010 and was implemented by the Board on December 9, 2010. Effective June 29, 2011, the Board amended the Plan to clarify that section 9.4(b), which extends the date for determining the fair market value of a share if such date otherwise falls during a blackout period, only applies to insider grantees, and not to all grantees. Shareholder approval was not sought to this amendment as the Board considered it to be of a “housekeeping nature” which, pursuant to the terms of the Plan, does not require such approval. References to the Plan herein mean the Plan as so amended.

As of December 21, 2011, a total of 138,083 Shares had been issued under the Plan, being less than 1% of the Company’s current outstanding Shares, and options to purchase up to 4,996,189 Shares were outstanding under the Plan, being 7.43% of the Company’s current outstanding common shares. The maximum number of Shares which may be issued under the Plan as of December 21, 2011, was 6,721,694, or 10% of the Company’s current outstanding shares.

Purposes and Benefits of the Plan
The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company. The Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of high caliber by offering them an opportunity to share in any increase in value of the Company’s common shares resulting from their efforts.

Summary of the Plan

Eligibility: Awards may be granted to Eligible Persons.

Plan Maximum: The number of Shares which may be reserved for issuance pursuant to Awards granted under the 2010 Plan may not be more than 10% of the Company’s outstanding Shares from time to time, or currently 6,721,694 Shares. Additional Shares will automatically become available for grant under the Plan upon any increase in the Company’s issued and outstanding Shares, to the extent of 10% of such increase.

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Reloading: Under the Plan, the number of Shares issued pursuant to any type of Award, as well as the number under those Awards that have expired or been cancelled and under which no Shares were issued, can be the subject of another grant.

Limitations on Insiders: The Plan contains a restriction that the number of shares that may be issued to insiders at any time under the Plan and any other security based compensation arrangements of the Company cannot exceed 10% of the Company’s issued and outstanding Shares. Under the Plan, the definition of “insider” means, in accordance with current TSX guidelines, a “reporting insider” of the Company as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions. All directors, the Chief Executive Officer, Chief Financial Officer, President and Chief Operating Officer, Chief Scientific Officer and VP Product Distribution will remain as insiders under the Plan.

Limitation on any Single Grantee: The number of Shares that may be issued to any one individual at any time under the Plan and any other security based compensation arrangements of the Company cannot exceed 5% of the Company’s issued and outstanding Shares.

Awards: The Company may grant to an Eligible Person, in addition to options to purchase Shares, an Award of share appreciation rights related to options (“Related SARs”), share appreciation rights unrelated to options (“Free-Standing SARs”), restricted share units (“RSUs”), restricted shares, deferred share units (“DSUs”) or share awards, or a combination of any of the foregoing. An Eligible Person to whom an Award has been granted under the Plan is hereinafter referred to as a “Grantee”.

Options to Purchase Shares: A grant of an option (“Option”) gives the Grantee, upon exercise, the right to purchase Shares in such amount, at such price and subject to such terms and conditions, including any vesting criteria, as the Committee determines, as set out in the Award agreement with the Grantee, subject to the provisions of the Plan. In addition, the Plan allows for a Grantee to opt for a “cashless exercise”, which would allow the Grantee to sell the Shares issuable upon the exercise of the Option through a broker and receive a cash amount equal to the excess of the price at which the Shares were sold over the exercise price of the Option, less the amount the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Option and issuance of Shares.

Related SAR: If an Option (or a portion thereof) is exercisable under the terms of the Award Agreement for such Option, the Grantee of a Related SAR may, in lieu of exercising all or a portion of the related Option, elect to exercise the equivalent portion of the Related SAR, and surrender to the Company such Option, or portion thereof, in consideration for an amount (the “Option Appreciation Amount”) equal to (i) the excess of the Fair Market Value of a Share on the date of the exercise of the Related SAR over the Exercise Price per Share of the related Option, multiplied by (ii) the number of Shares that would have been acquired if the Option (or portion thereof) had been exercised. A Related SAR could be awarded at the same time as the related Option or afterwards, if the Grantee agrees to it with an amendment to the agreement that sets out the terms and conditions of the Option. The Option Appreciation Amount can be paid in cash or in Shares. When a Grantee exercises all or a portion of a Related SAR, the Related SAR and the Option to which it relates, or portion thereof as the case may be, are cancelled.

Free-Standing SAR: A grant of a Free-Standing SAR gives the Grantee, upon exercise, the right to receive an amount equal to the excess of the Fair Market Value of a Share on the vesting date over the Fair Market Value of a Share on the date the Free-Standing SAR was granted (the “Appreciation Amount”), subject to such terms and conditions, including any vesting criteria, as are specified in the applicable Award Agreement. The Appreciation Amount may be paid in cash or in Shares. If the payment is made in Shares, the number of Shares is calculated by dividing the total payment amount owed by the Fair Market Value of a Share on the date the Free-Standing SAR vests.

Restricted Share Unit: A grant of a Restricted Share Unit gives the Grantee the right to receive, on vesting, a specified number of Shares or Restricted Shares for each vested Restricted Share Unit. A grant of a Restricted Share Unit may alternatively give the Grantee the right to receive, on the vesting of such Restricted Share Unit, that number of Shares or Restricted Shares having an aggregate Fair Market Value, on the date the Restricted Share Unit was granted, on the vesting date, or on such other date as is determined by the Committee at the time the Restricted Share Unit is granted, equal to a specified amount. Vesting of a Restricted Share Unit will be subject to such conditions and restrictions, including without limitation, sale restrictions or performance criteria that the Committee determines. Restricted Share Units may be granted only to the Company’s officers, employees, or consultants. A Restricted Share Unit may be settled in cash, and if there is no specified amount in the Award Agreement, then the amount of cash settlement will be equal to the Fair Market Value of the Shares that the Grantee would have received on vesting of the Restricted Share Unit, less any withholding taxes and other deductions.

Restricted Share: A grant of a Restricted Share gives the Grantee Shares, subject to such restrictions that the Committee determines. Restrictions may include immediate and automatic forfeiture of the Restricted Shares to the Company for nil consideration upon the occurrence of certain events prior to the date of vesting. As part of the grant of Restricted Shares, the Company may deposit Restricted Shares in escrow.

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Deferred Share Unit: A grant of Deferred Share Unit gives the Grantee, who may only be a director of the Company who is not also an employee, officer or consultant of the Company, other than the secretary of the Company, the right to receive upon retirement, death or at some other point in time as determined by the Committee, a specified number of Shares or a number of Shares with a total Fair Market Value at the vesting date equal to a specified amount. Vesting may be subject to such conditions and restrictions as the Committee determines.

Share Awards: A grant of a Share award gives the Grantee Shares or the right to receive Shares, subject to terms and conditions that the Committee determines. Share awards can be used as additional compensation to a Grantee or can be granted instead of cash or other compensation that the Grantee is entitled to.

Fair Market Value: The determination of Fair Market Value of the Company’s Shares under the Plan is generally, as at a particular date, the closing market price of the Company’s Shares on the day immediately preceding such date, or if there is no market on which the Shares are then listed, the fair value of the Shares as determined by the Committee.

Withholding Taxes and Source Deductions: Upon exercise of an Option, the Grantee must pay the option exercise price and any amounts the Company determines must be withheld for tax purposes. In addition to requiring a payment by the Grantee to cover any required withholding and other source deductions that the Company may have to remit, the Plan gives the Company other powers, including: (i) deducting the amount from a cash payment; (ii) deducting and withholding an amount from other cash payments, whether such a payment is related to the Plan or an Award under the Plan; (iii) requiring the Grantee to make a cash payment to the Company before the Company will issue any Shares; (iv) sell Shares that the Company would otherwise deliver to the Grantee. It is up to the Company to determine the amount that it is required to withhold to satisfy any taxes and other source deductions related to any of the Awards.

Administration: The Board has delegated authority for administration of the Plan to the Compensation Committee.

Exercise Price: The Committee establishes the exercise price of all options granted, which may not be less than the Fair Market Value of the Shares on the date of grant of the options.

Vesting: All Awards may be subject to vesting provisions. Upon a change of control of the Company, as defined in the Plan, all Awards with restrictions vest immediately, except for any Awards granted to consultants on or after October 20, 2010, which will continue to vest according to the terms and conditions of the Award Agreement. The Company has determined that the entering into of the voting and support agreements by the Dissident Group and their supporters announced on November 8, 2011, described under the heading “Voting Shares and Principal Holders Thereof” above, has triggered the “change of control” clause contained in the 2010 Equity Compensation Plan, with the result that all unvested options existing at that date automatically vested. The total number of common shares issuable on the exercise of options which automatically vested was 1,549,250. Nevertheless, the Board has asked senior management (Messrs. Segal, CEO, Docherty, President and COO, Michalargias, CFO, and Chao, CSO) and the continuing Directors (Messrs. Segal, Kay and Hodgson) to waive the vesting of these options, despite their entitlement to it under the terms of the 2010 Equity Compensation Plan and the Board has asked such officers and directors to agree to an amendment to the definition of “change of control” for the purposes of their options under the 2010 Equity Compensation Plan so that it conforms to the definition contained in the employment agreements, as described above. All of them have agreed to waive the accelerated vesting of their unvested options for 892,500 common shares as a result of the voting and support agreements and have agreed to an amended definition of “change of control” to conform to the definition used in the management employment agreements. However if the Dissident Group is successful in changing the Board of Directors all of the unvested options would vest.

Share Issuance and Rights: A grantee of any Award, except for Shares or Restricted Shares, has no rights of a shareholder until the share certificate is issued or evidence of book entry is made. Grants of Restricted Shares may be deposited in escrow, and unless otherwise provided in the applicable Award Agreement, the Grantee shall have all the rights of a shareholder of the Company with respect to such Shares.

Termination and Adjustments: Each Award shall expire at such time as is determined by the Committee, which in no event may exceed ten years from the date of the original grant of the Award. If an Award expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Awards may be exercised until the end of the fifth business day following the expiry of the blackout period. Subject to the foregoing, all Awards will terminate on the earliest of the following dates:

(a)	the expiry date specified for such Award in the award agreement with the Company evidencing such Award;
(b)	where the grantee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;
(c)

except for a consultant in respect of Awards granted on or after October 20, 2010, where the grantee’s position as an Eligible Person terminates due to the death or Disability of the grantee, one year following such termination;

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(d)

where the grantee’s position as an Eligible Person terminates for a reason other than the grantee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the grantee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

(i)	where the grantee held the position of a director or officer of the Company or an affiliate, one year after the date of Voluntary Termination; and
(ii)

where the grantee held any other position with the Company or an affiliate, except for a consultant in respect of Awards granted on or after October 20, 2010, the grantee has no continuing business relationship with the Company or its affiliates, then at the Committee’s discretion anywhere from 30 days to one year after the date of the Voluntary termination, and if the Committee does not make a determination at the time of the Award grant, then automatically 30-days after the termination date.

(e)	for Awards granted to a consultant on or after October 20, 2010, all such Awards terminate the date the consultant’s engagement with the Company or its affiliates terminates.

The retirement of a director at a meeting of shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of such director.

Anti-dilution: The Plan has an anti-dilution provision for the Company to make appropriate adjustments to outstanding Awards in certain events, including a share consolidation, stock split, stock dividend, reorganizations or other similar alteration.

Assignability: Options, share appreciation rights, restricted share units, restricted shares, deferred share units and share awards providing for the further issuance of Shares, are non-transferable and non-assignable.

Amendment: The Committee will have the right at any time to suspend, amend or terminate the Plan and in any manner to amend any Award Agreement, subject to approval of any stock exchange on which the Shares are listed if required under the rules and policies of such stock exchange, including without limitation, to make amendments of a “housekeeping nature”, including any amendment to the Plan, an Award Agreement or an Award that is necessary to comply with applicable laws, tax or accounting provisions or to reflect the requirements of any applicable regulatory bodies or stock exchanges and any amendment to the Plan, an Award Agreement or an Award to correct or rectify any ambiguity, defective provision, error or omission therein; amendments that are necessary for an Award to qualify for favourable treatment under applicable tax laws; a change to the vesting provisions of any Award; a change to extend the Term of an Award held by an Eligible Person who is not an insider; a change to the termination provisions of any Award (for example, relating to termination of employment or a consulting engagement, death or disability), the introduction of features to the Plan that would permit the Company to, instead of issuing common shares from treasury, retain a broker and make payments for the benefit of Grantees to such broker who would purchase common shares through the facilities of the TSX for such Grantees; and change the application of Article 11 (Adjustments), in particular, those provisions in section 11.3 (Mergers, Share Splits, Share Consolidations, etc.) and 11.9 (Acceleration of Vesting Schedule). The Committee shall not, without the approval of the shareholders of the Company, have the right to amend the Plan or an Award Agreement in order to increase the percentage of Shares issuable under the Plan; increase the limits on insiders in the Plan; permit Awards to be transferable or assignable other than for normal estate settlement purposes; increase the number of Shares which may be issued pursuant to any Award granted under this Plan; reduce the exercise price of any Option or Related SAR granted under the Plan then held by an insider; extend the Term of any Award held by an insider beyond the original term, except a blackout extension; or amend any of the foregoing matters which the Plan provides may not be amended without the approval of the shareholders.

A copy of the 2010 Equity Compensation Plan is available upon request to Photios (Frank) Michalargias, Helix BioPharma Corp., 3-305 Industrial Parkway South, Aurora, Ontario, Canada, L4G 6X7; telephone: (905) 841-2300; fax: (905) 841-2244; email: frankm@helixbiopharma.com.

INDEBEDTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Company’s knowledge none of the directors, proposed directors or Executive Officers of the Company, nor any associates or affiliates of such persons, are or have been indebted to the Company at any time since the beginning of the Company’s last completed financial year.

Except as may otherwise be set out in this Information Circular, to the best of the Company’s knowledge, no informed person of the Company (as such term is defined in National Instrument 51-102 of the Canadian Securities Administrators), nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any informed person or proposed director, has or had any material interest, direct or indirect, in any material transaction since the commencement of the

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Company’s last completed financial year, or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

The following table sets out the fees paid for legal services provided by Cawkell Brodie Glaister LLP, legal counsel to the Company during each of the last three fiscal years. Kenneth A. Cawkell, a director of the Company, is a partner of Cawkell Brodie Glaister LLP.

Item	2011	2010	2009
Legal fees	$534,000	$334,000	$287,000

SHAREHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Shareholders who wish to submit a proposal for consideration at the next annual meeting of shareholders must do so by submitting same to the attention of the Secretary of the Company on or before September 27, 2012 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Security holders may obtain copies of the Company’s 2011 annual report, financial statements, management’s discussion and analysis, or additional public information by contacting the Company at telephone: (905) 841-2300 ext. 233; fax: (905) 841-2244; email: helix@helixbiopharma.com. In addition, the Company will provide to any person, on request to the Secretary of the Company at the foregoing telephone or fax numbers or by email to the foregoing email address, the following information, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company:

(a)	one copy of the latest annual report in Form 20F, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;
(b)

one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company’s auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(c)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices, set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Company’s required annual disclosure of its corporate governance practices.

1.	Board of Directors

(a) Disclose the identity of directors who are independent.

Of the current Board, Mr. Jack Kay, Mr. W. Thomas Hodgson, Dr. Gordon Lickrish, and Dr. Kazimierz Roskowski-Sliz are considered to be independent within the meaning of National Policy 58-201.

All members of the proposed new Board are independent, except Donald H. Segal.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Of the current Board, Donald H. Segal, John Docherty, and Kenneth A. Cawkell are not independent.

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  Donald H. Segal is an executive officer of the Company, namely the Chief Executive Officer.

  John Docherty is an executive officer of the Company, namely the President & Chief Operating Officer.

  Kenneth Cawkell is not an independent director of the Company because he is a partner of Cawkell Brodie Glaister LLP, which provides legal services to the Company.

Of the proposed new Board, only Donald H. Segal is not independent as he is an executive officer of the Company, namely the Chief Executive Officer.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of both the current Board of Directors and the proposed new Board of Directors are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer:

The following directors of the Company are also directors of the reporting issuers listed opposite their names:

Director	Name of Reporting Issuer

Mr. Jack Kay	Cangene Corporation (TSX)

Mr. Kenneth A. Cawkell	TIO Networks Corp. (TSX.V)
Solarvest BioEnergy Inc. (TSX.V)
Centurion Minerals Ltd. (TSX.V)

Mr. W. Thomas Hodgson	Lithium Americas Corp. (TSX and OTCQX)
Liberty Silver Corp. (TSX: OTCBB)

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors are encouraged to meet among themselves without the presence of the non-independent directors or management after every in-person Board meeting, and more often as they see fit. In fiscal 2011, there was one formal meeting of independent directors. Most of the independent directors serve on at least one Board committee, however the independent directors have historically discussed, and will be encouraged to continue to discuss, matters they deem relevant to the Company and not solely those matters related to their duties as such committee members. Generally, members of management are either not present at Board Committee meetings or are present only for a portion of such meetings.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Currently, Dr. Donald Segal, Chief Executive Officer, is also Chairman. While the Board considered Dr. Segal to be an appropriate Chairman given the stage of the Company’s development as an emerging biotechnology company, it has determined that after the Meeting it is appropriate to have an independent member of the Board act as Chairman. It is proposed that after the meeting, Mr. Kay will be appointed as Chairman of the Board of Directors. Until recently, the Governance Committee did not consider it necessary to appoint a lead director, as the independent directors are in regular communication with Management and with each other, and are therefore able, as a group, to ensure collectively that the Board carries out its responsibilities effectively. With the composition of the new Board as proposed by Helix, this level of communication will be difficult to achieve and thus it is appropriate to have a new Chairman.

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(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Since the beginning of the most recently completed financial year to December 21, 2011, the Board held a total of 12 meetings and the Company’s Audit Committee, Compensation Committee and Governance Committee met a total of 6, 10 and 7 times, respectively.

The following sets out the attendance records of Helix’s Board members:

Name	Board	Audit Committee	Compensation Committee	Governance Committee
Donald H. Segal	12 of 12	n/a	n/a	n/a
John M. Docherty	10 of 12	n/a	n/a	n/a
Kenneth A. Cawkell	10 of 12	n/a	10 of 10	7 of 7
W. Thomas Hodgson	12 of 12	6 of 6	10 of 10	n/a
Jack M. Kay	12 of 12	6 of 6	n/a	7 of 7
Gordon M. Lickrish	12 of 12	6 of 6	10 of 10	7 of 7
Kazimierz Roszkowski-Sliz	9 of 12	n/a	n/a	n/a

2.	Board Mandate
(a) Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The text of the Board’s written mandate is attached to this Information Circular as Exhibit “A”.

3.	Position Description
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed formal position descriptions for the CEO, the Chair of the Board and the Chair of each of the committees of the Board that clearly delineate their respective roles and responsibilities.

4.	Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding
(i)	the role of the board, its committees and its directors, and
(ii)	the nature and operation of the issuer’s business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Governance Committee is responsible for the orientation and education of new directors, and for continuing education. New directors are provided with extensive information regarding the business of the Company, its Board, Board Committees and directors, and its internal policies, including its “whistleblower” policy and its code of business conduct and ethics. The Board provides both initial and ongoing education to the directors by arranging presentations at board meetings and the submission from time to time of reports to the Board by management, the Company’s auditors, and other outside consultants and advisors on particular topics and on an as-needed basis. The Governance Committee updates directors on an ongoing basis on matters respecting their duties and responsibilities.

5.	Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i)	disclose how a person or company may obtain a copy of the code;
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

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(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code of business conduct and ethics (the “Code”). A copy of the Code is available on the Company’s website at www.helixbiopharma.com or by contacting the Company’s Corporate Secretary. All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any Committee, who in turn, is to report them to the Governance Committee. The Governance Committee is charged with investigating alleged violations of the code of business conduct and ethics. Any findings of the Governance Committee are to be reported to the full Board, which will take such action as it deems proper. There are no material change reports relating to the conduct of any directors or executive officers of the Company.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company and its directors are subject to and comply with the requirements under the common law and the Canada Business Corporations Act regarding disclosure of interests of directors and abstention from voting on any transaction in which a director has a material interest. Where a director has a material interest in a proposed transaction involving the Company, that director does not participate in, and is not present for, Board deliberation or voting in respect of such transaction.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company has established a “whistleblower” policy pursuant to which employees are required to report certain complaints, including unethical business conduct in violation of any Company policy, to the Chair of the Audit Committee or to any supervisor or member of management whom he or she is comfortable approaching. The policy provides a process for the investigation of complaints and states that the Company will not tolerate retaliation against any employee who makes a complaint or assists in an investigation. The policy provides that the Company will, at least annually, communicate reminders to employees for reporting under the policy.

6.	Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.

The Company has established a Governance Committee, currently comprised of Jack Kay, Kenneth A. Cawkell and Gordon Lickrish. One of the responsibilities of the Governance Committee is to make recommendations to the Board as to candidates for election to the Board at the annual meetings of shareholders and, if applicable, to fill vacancies on the Board or appoint additional directors. In making its recommendation, the Governance Committee considers the size of the Board, the competencies and skills of the proposed candidate in the context of the competencies and skills of each existing director and those of the Board as a whole, the ability of a candidate to devote sufficient time and resources to the director position, the character, judgment, business experience, time commitment and acumen of the proposed candidate, and any other factors the Governance Committee deems appropriate. All directors are encouraged to provide names of potential candidates to the Governance Committee for consideration.

The size and composition of the Board is considered prior to each annual meeting of shareholders as part of the nomination of directors.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

As described above, the Governance Committee has the responsibility for recommending director nominees to the Board. It currently consists of Kenneth A. Cawkell, Jack Kay, and Gordon Lickrish. Messrs. Kay and Lickrish are independent directors. Kenneth A. Cawkell is not an independent director. See Corporate Governance – Section 1 – Board of Directors. The Board is satisfied that the Governance Committee adheres to an objective nomination process because a majority of directors on the Governance Committee are independent and the Board considers Mr. Cawkell’s contribution to be independent in fact.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has the responsibility to propose new nominees to the Board, to assess the directors on an ongoing basis, to assess the effectiveness of the Board as a whole and the Board Committees, and to advise the Board on all matters relating to corporate governance.

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7.	Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is mandated to recommend the compensation of the Company’s executive officers and to make recommendations to the Board regarding the compensation of the independent directors. The Compensation Committee meets at least twice a year. The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels. See also Statement of Executive Compensation above.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Kenneth A. Cawkell, Gordon Lickrish and Thomas Hodgson. Messrs. Lickrish and Hodgson are independent, while Mr. Cawkell is not independent. See Corporate Governance – 1. Board of Directors. The Board is satisfied that the Compensation Committee adheres to an objective process because a majority of directors on the Compensation Committee are independent, and the Board considers Mr. Cawkell’s contribution to be independent in fact.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee’s purpose includes (i) making recommendations to the Board regarding the overall compensation of the executive officers to assure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment; (ii) advising the Board on the compensation of non-employee directors; and (iii) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans and administering the Company’s compensation plans. On an annual basis, the Compensation Committee shall recommend to the Board annual and long-term performance goals for the executive officers, evaluate the executive officers’ performance against those goals, and recommend to the Board the executive officers’ compensation, including salaries, bonuses, stock options, and other benefits, based on this evaluation. See also Statement of Executive Compensation above.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No independent compensation consultant was engaged since the beginning of the most recently completed financial year.

8.	Audit Committee / Other Board Committees
(a) If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has no standing Board committees other than the Audit, Compensation, and Governance Committees. The Company also has a Special Committee, described under the heading Dissident Shareholder Requisition above.

The Audit Committee’s charter is included as Exhibit 15.1 to the Company’s fiscal 2011 Annual Report on Form 20-F, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information regarding the Company’s Audit Committee can be found in the Company’s fiscal 2011 Annual Report on Form 20-F under Item 6.C, Board Practices -Audit Committee, and Item 16A, Audit Committee Financial Expert.

9.	Assessments

(b) Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Governance Committee has implemented a formal self assessment process. The Board (with the assistance of the Governance Committee), formally reviews its own performance, the performance of each committee of the Board and of each Committee Chair, the performance of the Chair of the Board, and the performance of the individual directors. Each director completes a questionnaire that provides feedback on performance during the year. The responses are compiled by the Chair of the Governance Committee and reviewed by the Committee prior to reporting to the Board.

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OTHER BUSINESS

The Board of Directors and the Management are not aware that any matters will be brought before the Meeting other than those set forth in the Notice thereof. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed BLUE proxy to vote the BLUE proxy on such matters in accordance with their judgement. The enclosed BLUE proxy will not be voted with respect to matters set forth in Item 1 of the Notice and the execution of such BLUE proxy shall not be construed as either approval or disapproval of any of the reports or financial statements referred to in such Item.

FORWARD LOOKING STATEMENTS AND INFORMATION

This Circular may contain forward-looking statements and information concerning the Company’s business, and other information in future periods, including statements about the election of Directors, the Court Application, the Company’s growth strategy, including exploring opportunities for strategic transactions, compensation for Named Executive Officers, benefits for Named Executive Officers upon their termination or a change of control of the Company, and details regarding the 2010 Equity Compensation Plan. Forward-looking statements and information can be identified by forward-looking terminology such as “expects”, “to recruit”, “to motivate”, “to align”, “to retain”, “to benefit”, “to encourage”, “to plan”, “anticipate”, “believe”, “estimate”, “increased”, “can”, “ensure”, “proposed”, “shall”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved. Certain assumptions which have been applied in making these forward-looking statements include, without limitation, that the nominees named in this Circular will be elected as the Company’s Board of Directors at the Meeting; the safety and efficacy of the Company’s drug candidates; and the timely receipt of sufficient financing, regulatory approvals, and strategic partner support. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including the risk that the Company’s assumptions may prove to be incorrect, risks that the management nominated Directors will not be elected, the risks that the Company will not be able to find an appropriate strategic transaction, the risks of an adverse decision for the Company in the Court Application, and the risk the Company may have to pay to the Named Executive Officers the termination and change of control benefits. Many of these and other risk factors and uncertainties that affect the Company are set out in the Company’s Annual Report on Form 20F dated October 31, 2011, which can be found on SEDAR at www.sedar.com. Forward-looking statements and information are based on the reasonable assumptions, beliefs, opinions and expectation of the Company at the time they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements and information obtained herein are expressly qualified by this cautionary statement and are made as of the date of this Circular. The Company does not assume any obligation to update its forward-looking statements and information if its assumptions, opinions or expectations or other circumstances should change, except as required by law.

The contents and sending of this Information Circular have been approved by the Board of Directors of Helix BioPharma Corp.

Dated as of December 27, 2011.

/s/ Donald H. Segal	/s/ Kenneth A. Cawkell
DONALD H. SEGAL	KENNETH A. CAWKELL
Chairman	Corporate Secretary

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EXHIBIT “A”
TO INFORMATION CIRCULAR OF
HELIX BIOPHARMA CORP. DATED DECEMBER 27, 2011

HELIX BIOPHARMA CORP.
(the “Corporation”)

BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES
(As approved October 24, 2011)

I.	Mandate

Pursuant to the Canada Business Corporations Act, the Board of Directors (the “Board”) is required to manage, or supervise the management of, the business and affairs of the Corporation.

The Board shall be responsible for the overall management, control and stewardship of the Corporation in accordance with good board practice and in compliance with all applicable laws.

In so doing, the Board shall be responsible for:

  satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Corporation;

  adopting a strategic planning process and approving a strategic plan, on at least an annual basis;

  identifying the principal risks of the Corporation and reviewing and assessing the internal controls and management information systems for managing such risks;

  succession planning, including senior management development and reviewing the performance of senior management against their annual objectives;

  adopting and periodically reviewing the Corporation’s disclosure and communication policies;

  developing the Corporation’s approach to corporate governance, and annually reviewing the Corporation’s corporate governance; and

  managing, or supervising the management of, the business and affairs of the Corporation.

II.	Board Independence

The Board shall ensure that adequate structures and processes are in place to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of the Board should be Directors who are “independent” within the meaning of applicable securities laws.

The independent board members are encouraged to meet among themselves without the presence of the non-independent directors or management after every in-person Board meeting, and more often as they see fit. The independent directors shall convey to the Chair any issues that they determine of importance.

III.	Expectations and Responsibilities of each Director

Each Director is expected to review available meeting materials in advance, to attend, whenever possible, all meetings of the Board and of each Board Committee of which the Director is a member, and to devote the necessary time and attention to effectively carry out the Director’s responsibilities as a director and, if applicable, such Committee member.

Every Director in exercising his or her powers and discharging his or her duties shall:

  act honestly and in good faith with a view to the best interests of the Corporation;

  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

  comply with all applicable laws and with the Corporation’s Articles and By-laws.

IV.	Nomination of Directors

Prior to nominating or appointing individuals as Directors, the Board will:

(a)	consider what competencies and skills the Board, as a whole, should possess;
(b)	assess what competencies and skills each existing Director possesses;
(c)	consider the appropriate size of the Board, with a view to facilitate decision-making; and
(d)	consider the advice and input of the Governance Committee.

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V.	Director Orientation and Continuing Education

The Governance Committee shall have the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and to regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board Committee. The Board shall ensure that management updates are regularly provided to the Board in order that the knowledge and understanding of all Board members regarding the Corporation’s business remains current.

VI.	Committees of the Board of Directors

There are three standing committees of the Board: the Audit Committee, the Compensation Committee and the Governance Committee.

The Audit Committee assists the board in fulfilling its oversight responsibilities in the following principal areas: (1) accounting policies and practices, (2) the financial reporting process and financial statements released to the public, (3) risk management including systems of accounting and financial controls, (4) appointing, overseeing and evaluating the work and independence of the external auditors, and (5) compliance with applicable legal and regulatory requirements. The Audit Committee has adopted a written charter that is available on the Corporation’s website or upon request to the Secretary or Chief Financial Officer.

The Compensation Committee sets and administers the policies and programs that govern compensation programs for directors and senior management of the Corporation. The Compensation Committee also provides oversight with regard to the Corporation’s various programs of compensation, including all incentive plans and equity compensation plans. The Compensation Committee has adopted a written charter that is available on the Corporation’s website or upon request to the Secretary or Chief Financial Officer.

The Governance Committee assists the board in its responsibilities relating to good corporate governance, and also recommends Board nominees. The Governance Committee has the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and to regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board Committee. The Governance Committee has adopted a written charter which is available on the Corporation’s website or upon request to the Secretary or Chief Financial Officer.

VII.	Matters Requiring Approval by the Board

The following matters shall require the approval of the Board (or the approval of a Board Committee to which the Board has delegated authority with respect to such matters):

  matters in respect of which Board approval is required by the Canada Business Corporations Act, by applicable securities legislation, policies and rules, or by applicable rules and policies of any stock exchange on which the Corporation’s securities are listed;

  all decisions which are outside of the ordinary course of the business of the Corporation (including, without limitation, major financings, major acquisitions, and major dispositions);

  the appointment of officers;

  matters referred to in this Board of Directors Mandate and Corporate Governance Guidelines as requiring Board approval; and

  such other matters as the Board may determine from time to time.

VIII.	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on the Corporation’s website or upon request to the Secretary or Chief Financial Officer. The Board shall be responsible for monitoring compliance with the Corporation’s Code of Business Conduct and Ethics. Any waivers from the Code for the benefit of any director or officer may be granted only by the Board.

IX.	Management

The Board expects management of the Corporation to conduct the business in accordance with the Corporation’s ongoing strategic plan and to meet or surpass the annual goals of the Corporation set by the Board in consultation with management. As part of its annual strategic planning process, the Board will set expectations of management over the next financial year and in the context of the Corporation’s future goals. Each quarter, the Board will review management’s progress in meeting these expectations.

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X.	Stakeholder Feedback

The Board has the responsibility to verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally.

XI.	Assessments

At least annually, the Board, its Committees and each individual Director will be assessed regarding his, her or its effectiveness and contribution. Assessments will consider:

(a)	in the case of the Board or a Board Committee, its Mandate or Charter; and
(b)	in the case of an individual Director, the applicable position description, if any, as well as the competencies and skills each individual Director is expected to bring to the Board.

- END -

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Registered Shareholders can vote by mail, fax, phone or online. If your common shares are held in your own name, you are a “registered shareholder” and must submit your BLUE proxy in the postage paid envelope in sufficient time to ensure your votes are received no later than 10:00 A.M. (Toronto time) on Thursday, January 26, 2012 by:
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If your common shares are held in a brokerage account or otherwise through an intermediary, you are a "beneficial shareholder" and a Voting Instruction Form was mailed to you with this package. Non-registered shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners. Those non-registered shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners.

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VOTE YOUR BLUE PROXY BY MAIL, FAX, INTERNET OR TELEPHONE IN ORDER FOR IT TO BE RECEIVED BY THE DEADLINE. PROXIES MUST BE RECEIVED NO LATER THAN THURSDAY, JANUARY 26, 2012 AT 10:00 A.M. (TORONTO TIME). PLEASE ENSURE THAT YOU SIGN AND DATE THE BLUE PROXY. FOR QUESTIONS ON VOTING YOUR BLUE PROXY, PLEASE CALL 1-866-879-7649 TOLL-FREE IN NORTH AMERICA, OR AT 1-416-867-2272 OUTSIDE OF NORTH AMERICA (COLLECT CALLS ACCEPTED)

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Proxy Solicitation Agent:

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Please visit the Company’s website for regular updates at www.helixbiopharma.com